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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2004 Commission File Number __________________________________________

Ducati Motor Holding S.p.A. (Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |_|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

By:	Christopher Spire
(Signature)*

Date 10 March 2004
* Print the name and title of the signing officer under his signature.

Christopher Spira Investor Relations and Corporate Communications Ducati Motor Holding S.p.A.

DUCATI GROUP Report on operations

DUCATI GROUP QUARTERLY REPORT AS OF 31 DECEMBER 2003

The consolidated report of Ducati Motor Holding S.p.A. and subsidiary companies (the Ducati Group) for the period ended December 31, 2003, stated in thousands of Euro, has been prepared and approved by the Board of Directors in accordance with the criteria set out in the statutory provisions regarding consolidated financial statements (except as indicated in the following paragraph with reference to the reporting of the results for the period gross of taxation), as interpreted and supplemented by the accounting provisions established by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.). The consolidated yearly report comprises the Balance Sheet, the Statement of Operations, the related explanatory notes and supplementary information regarding the Group. In addition, in order to provide improved financial information, the attached Statement of Cash Flows analyses the changes in liquidity during the period.

In order to interpret properly the information contained in the quarterly report of the Ducati Group, it is important to know that the accounting schedules for the period ended 31 December 2003 have been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation; in the past, until March 31, 2003 the Group has usually presented such information net of taxation. This fact must be borne in mind when comparing the information for the half year with that for the prior periods.

The reasons for the preparation of the half-yearly report with the inclusion of the results for the period stated gross of taxation are supported by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares. This criterion is also mentioned in Accounting Standard 30 issued by the Italian Accounting Profession with regard to interim financial statements.

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DUCATI GROUP Report on operations

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results (amounts in € 000)

	31/12/03	31/12/02

Net sales	388,241	412,971

Value of production	434,300	459,918

Value added	102,398	118,195

Value added %	23.5%	25.7%

Operating profit	6,118	18,486

Operating profit %	1.4%	4.0%

Results before taxation	3	8,511

Net profit		6,525

Results before taxation %	–	1.9%

Net profit %		1.4%

Cash flow generated from operations	28,970	44,911

Net debt	117,175	112,355

Consolidated shareholders’ equity	158,742	159,741

Net additions to property, plant and equipment and intangible fixed assets	33,857	23,819

Debt / equity	0.74	0.70

EBITDA (amount)(Net profit (loss) before financial income and expense, taxation, depreciation, amortisation, the writedown of fixed assets, and corporate reorganisation charges)	45,047	52,342

EBITDA as % of net sales	11.6%	12.7%

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DUCATI GROUP Report on operations

Summary of Ducati Group results (amounts in € 000)

	IV Quarter 2003	IV Quarter 2002

Net sales	103.641	114,076

Value of production	119.728	125,853

Value added	29.961	31,845

Value added %	25.0%	25.4%

Operating profit	3,159	4,179

Operating profit %	2.6%	3.3%

Results before taxation	7,007	4,842

Results before taxation %	5.8%	3.8%

EBITDA (amount) (Net profit (loss) before financial income and expense, taxation, depreciation, amortisation, the writedown of fixed assets, and corporate reorganisation charges)	14,203	13,522

EBITDA as % of net sales	13.7%	11.9%

*	As mentioned above and allowed by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares, the report as of December 31, 2003 has been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation. This fact must be considered when comparing such information with prior periods, when the results and the related balance sheet captions were stated net of taxation.

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DUCATI GROUP Report on operations

Structure of the Ducati Group

As of December 31, 2003, the Ducati Group (hereafter, also the “Group”) comprises the following companies (percentages indicate the ownership interest):

Compared to December 31, 2002 and June 30, 2003 the only change is related to Ducati France S.A. As of August 20, 2003 the company type changed from Ducati France S.A. to Ducati France S.A.S. (Societé par Actions Simplifieé) and there was also the acquisition of the minority interest equal to 0.1% by Ducati Motor Holding S.p.A.

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DUCATI GROUP Report on operations

Scope of consolidation

The scope of consolidation as of December, 31 2003 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

Company	Location	Share capital Euro ‘000	% ownership		% held by Group
			direct	ind.	12/31/2003	12/31/2002

Direct subsidiaries

Ducati Deutschland G.m.b.h.	Cologne (D)	254	100%	–	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	–	100%	99.90%
Ducati Japan K.K.	Tokyo (J)	134	100%	–	100%	100%
Ducati Benelux B.V.	Rotterdam (N)	2,601	100%	–	100%	100%
Ducati U.K. Limited	London (U.K.)	79	100%	–	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	–	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	99%	1%	100%	100%
Ducati.Com S.r.l.	Bologna (I)	10	99%	1%	100%	100%

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati UK Limited has been translated to Euro using the period-end exchange rates.

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DUCATI GROUP Report on operations

CORPORATE EVENTS DURING THE PERIOD AFTER DECEMBER 31, 2003

On January 27, 2004 Ducati Corse Srl (with a private deed as authorised by by Iacopo Bersani) sold to Ducati Motor Holding S.p.A. its 1% holding of the Capital Stock of Ducati.Com S.r.l.

The up-dated structure of the Ducati Group is as follows:

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DUCATI GROUP Report on operations

DIRECTORS AND OFFICERS

The Shareholders’ Meeting of the parent company held on 7 May 2002, followed by the Board Meeting held on 9 May 2002, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2004; the annual remuneration of each director is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment. As of December 31, 2003 the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Halpern	Director and member of the Executive Committee and the Compensation Committee

Paolo Pietrogrande	Director and member of the Compensation Committee and the Internal Audit Committee

Dante Razzano	Director and member of the Executive Committee and the Compensation Committee

Ulrich Weiss	Director and member of the Compensation Committee and the Internal Audit Committee

Alessandro Marco Marcello Foti	Director and Chairman of the Internal Audit Committee

Andrea Lipparini	Director

Giles Thorley	Director

At the meeting held on 5 March 2003, the Board of Directors of the parent company co-opted onto the Board, pursuant to art. 2386.1 of the Italian Civil Code, Alessandro Marco Marcello Foti who, replacing Piero Ferrari who has resigned, was also appointed as a member of the Internal Audit Committee. At that meeting, the Board of Directors also confirmed Federico Minoli as Chairman of the Board of Directors and appointed him as Managing Director, granting him all the powers of ordinary and extraordinary administration exercised by the previous Managing Director, Carlo Di Biagio, as

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DUCATI GROUP Report on operations

authorised by the Board of Directors on 9 May 2002 (without prejudice to the concurrent powers granted to the Board and to the Executive Committee), with the sole exception of those that by law or under the articles of association cannot be delegated. Pursuant to art. 16.3 of the articles of association, Federico Minoli, in view of his role as Managing Director, continues to have the right to sit on the Executive Committee. Following the resignation of Carlo Di Biagio, the Executive Committee has been reduced to four members; however, the powers delegated to the Executive Committee remain the same as those authorised by the Board of Directors on 9 May 2002. The Board also resolved to modify the remuneration and the special termination indemnity of Federico Minoli (both as Chairman and as Managing Director) as follows: (i) confirmation of the right to receive the retention bonuses previously allocated to him by the Board in his role as Chairman; (ii) confirmation of the allocation of an indemnity on termination as Managing Director of the Company of US$ 1.2 million; (iii) recognition of compensation as Managing Director of € 250,000; (iv) confirmation of his compensation as Chairman and CEO of Ducati North America, a subsidiary, of US$ 400,000 (plus fixed bonus and benefits).

At the meeting held on 8 April 2003, the Board of Directors co-opted Andrea Lipparini onto the Board, pursuant to art. 2386.1 of the Italian Civil Code.

In addition, at the same Board meeting, Paolo Pietrogrande resigned as Chairman of the Internal Audit Committee since the Board had just engaged him to provide certain consultancy services to the Company. Paolo Pietrogrande remains a member of the Company’s Internal Audit Committee. Subsequently, on 7 July 2003, the Internal Audit Committe appointed Alessandro Foti as Chairman of the Internal Audit Committee.

On 6 May 2003, the Shareholders’ Meeting appointed as members of the Company’s Board of Directors, until approval of the financial statements as of 31 December 2004, the two Directors (Alessandro Foti and Andrea Lipparini) previously co-opted at earlier meetings of the Board of Directors. Both new Directors have accepted their appointments.

At the meeting held on 7 May 2003, the Board of Directors of the parent company also co-opted Giles Thorley onto the Board, pursuant to art. 2386.1 of the Italian Civil Code, who will remain in office until the next ordinary shareholders’ meeting, to replace David Choi who has resigned.

On November 5, 2003 the Company’s Board of Directors decided to charge consulting services to the Director Paolo Pietrogrande. The services were evaluated at fair market value.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

In addition the Company’s Code of Ethics and the related rules of conduct were communicated in an appropriate fashion, including the regulation on insider dealing, approved by the Board of Directors on 14 November 2002, and slightly amended on November 5, 2003.

With reference to the organization and management models required by Law 231/2001 (afterwards “ Corporate Governance”), the Board of Directors on November 5, 2003 approved the draft of the Company’s corporate governance as analysed and approved by

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DUCATI GROUP Report on operations

the Audit Committee of the Company . The Board of Directors has authorised theAudit Committee to make modifications and to ensure its implementation.

Other corporate events

In order to improve efficiency, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan that provides for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place before the end of year 2003. This reorganisation plan includes the resignation, with effect from 5 March 2003, of Carlo Di Biagio as Director and Managing Director of the parent company and as director of various subsidiaries, as well as the termination by mutual agreement of Carlo Di Biagio’s employment contract with the parent company with effect from 31 March 2003. Under the terms of signed agreements, Carlo Di Biagio retains all of the option rights (whether vested or not yet vested) granted to him up to 5 March 2003, which will continue to be governed by the applicable regulations of the two existing stock option plans. No further options will be granted to him. In addition, again under the terms of signed agreements, he will not receive the special indemnity on termination as Managing Director, approved by the Compensation Committee on 6 September 2000 and authorised by the Board of Directors on 14 September 2000, since the related conditions do not apply.

The total estimated cost of the severance incentives envisaged in the above plan is about € 3.5 million, including costs associated with the termination by mutual consent of Carlo Di Biagio’s employment contract of € 2.2 million. The total cost has been recognised in 2003 as a non-operating expense, as required by Accounting Standard 19 issued by the Italian Accounting Profession which, at paragraph C.V.h, establishes that severance incentives incurred on implementation of reorganisation plans must be recognised in the year that the firm formally decides to adopt such plans, and that the related provision must be included in the “non-operating (extraordinary) expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part).

On 6 May 2003, the Shareholders’ Meeting of the parent company resolved to reclassify to the Extraordinary Reserve the Reserve for Accelerated Depreciation, € 3,311,522.00 (threemillionthreehundredandeleventhousandfivehundredandtwentytwo point zerozero), that was previously approved at the Shareholders’ Meeting held on 7 May 2002. At that time, in particular, the Meeting had resolved (i) to allocate 5% (€ 98,656) of the net profit of € 1,973,110 to the Legal Reserve and the balance (€ 1,874,454) to the Reserve for Accelerated Depreciation and (ii) to reclassify € 1,437,068 from the Share Premium Reserve to the Reserve for Accelerated Depreciation in order to make up the balance of this last reserve, € 3,311,522. The Meeting has now decided to reclassify to the Extraordinary Reserve the Reserve for Accelerated Depreciation since the reasons for the reclassification of the Share Premium Reserve to the Reserve for Accelerated Depreciation, i.e. the decision not to make the related change to taxable income in the 2001 income tax declaration, have ceased to apply.

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DUCATI GROUP Report on operations

On February 12, 2003 the Company’s Board of Directors authorized an increase of restructuring accruals to € 4.0 million to take into account the larger-than-expected number of employees included in the restructuring plan and for the ensuing greater number of staff departures.

IAS (International Accounting Standards) introduction

The UE Regulation n.1606 dated July, 2002 requires for listed companies in EU to apply IAS to the consolidated financial statements by 2005. Consequently, Ducati Motor Holding Spa is planning to adopt all the necessary tools for the IFRS conversion.

The company is preparing a plan for both the staff and technical structure required to evaluate as quickly as possible the impact of the new regulation on the financials for 2004.

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DUCATI GROUP Report on operations

Reclassified consolidated statement of operations

	Year ended 31/12/2003		Year ended 31/12/2002

	€ 000%		€ 000%

Net sales	388,241	89.4	412,971	90.0

Change in work in progress, semi-finished and finished products	(2,862)	(0.7)	17,574	3.8
Capitalisation of internal costs	7,267	1.7	6,838	1.5
Other operating revenues	41,654	9.6	22,535	4.7

Value of production	434,300	100.0	459,918	100.0

Consumption of raw materials	(191,364)	(44.1)	(200,509)	(43.8)
Other operating expenses	(140,538)	(32.4)	(141,214)	(30.7)

Value added	102,398	23.5	118,195	25.5

Provisions for doubtful accounts and writedowns	(1,320)	(0.2)	(1,333)	(0.3)
Provisions for risks and charges	(4,746)	(1.1)	(11,829)	(2.6)
Payroll and related costs	(51,325)	(11.8)	(52,563)	(11.4)

Gross operating profit	45,007	10.4	52,470	11.2

Depreciation of property, plant and equipment and amortisation of intangible fixed assets	(38,889)	(9.0)	(33,984)	(7.4)

Operating profit	6,118	1.4	18,486	3.8

Financial income	14,802	3.4	13,416	3.0
Financial charges	(21,558)	(5.0)	(23,525)	(5.1)
Reserve for gains from net disposal	(58)	0.0	262	0.0
Non-operating income *	-	0.0	26	0.0
Non-operating expense *	98	0.0	(154)	0.0
Out-of-period taxation	(587)	(0.1)	-	0.0
Non-operating income - trademark revaluation ***	5,234	1.2	-	0.0
Restructuring costs	(4,046)	(0.9)	-	0.0

Profit (loss) before income taxes	3	0.0	8,511	1.7

Income taxes			(1,986)	(0.4)

Result for the period			6,525	1.3

EBITDA in absolute terms and as a % of net sales	45,047	11.6%	52,342	12.7%

*	included in the calculation of EBITDA

**	This refers to non-operating income representing defereed tax assets paid compared with the amount shown in the previous consolidated financial statement, due to the trademark revaluation made in 2003 under the law 342 dated November 21,2000

As mentioned above and allowed by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares, the report as of December 31, 2003 has been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation. This fact must be considered when comparing such information with prior periods, when the results and the related balance sheet captions were stated net of taxation.

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DUCATI GROUP Report on operations

Reclassified consolidated statements of operations

	IV Quarter ended 31/12/2003		IV Quarter ended 31/12/2002

	€ 000%		€ 000%

Net sales	103,641	86.6	114,076	90.6

Change in work in progress, semi finished and finished products	(2,136)	(1.8)	1,774	1.4
Capitalisation of internal costs	1,887	1.6	1,853	1.5
Other operating revenues	16,336	13.6	8,150	6.5

Value of production	119,728	100.0	125,853	100.0

Consumption of raw material	(50,641)	(42.30)	(54,252)	(43.1)
Other operating expenses	(39,126)	(32.7)	(39,756)	(31.5)

Value added	29,961	25.0	31,845	25.4

Provision for doubtfoul accounts and write dows	(854)	(0.7)	(1,246)	(1.0)
Provision for rosks and charge	(2,084)	(1.7)	(3,637)	(3.0)
Payroll and related costs	(13,094)	(11.0)	(13,332)	(10.7)

Gross operating profit	13,929	11.6	13,630	10.7

Depreciation of property, plant and equipment and amortisation of intangible assets	(10,770)	(9.0)	(9,451)	(7.4)

Operating profit	3,159	2.6	4,179	3.3

Financial income	5,927	5.00	7,139	5.7
Financial charge	(6,898)	(5.8)	(6,630)	(5.3)
Non-operating income *	-	0.0	262	0.2
Non-operating expense *	274	0.0	(108)	(0.1)
Out of period taxation	(143)	(0.0)	-	0.0
Non operatin income - trademark revaluation	5,234	4.4	-	0.0
Non-operating expense restructuring costs	(546)	(0.4)	-	0.0

Profit (loss) before income taxes and minority interest	7,007	5.8	4,842	3.8

EBITDA in absolute terms and as % of net sales	14,203	13.70%	13,522	11.9%

*	included in the calculation of EBITDA

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DUCATI GROUP Report on operations

Reclassified consolidated balance sheet

	Year ended		Period ended		Period ended		Year ended

	31/12/2003		30/9/2003		30/6/2003		31/12/2002
	€ 000%		€ 000%		€ 000%		€ 000%
Current assets
Cash and cash equivalents	23,973		16,866		35,067		23,960
Trade receivables, net	80,421		64,706		85,900		82,042
Inventories	104,774		108,854		103,740		111,427
Other current assets	29,879		18,858		21,377		17,426

Total current assets	239,047	52.4%	209,284	48.6%	246,084	52.3%	234,855	52.5%

Non-current assets
Property, plant and equipment, net	67,135		68,779		69,686		66,402
Intangible fixed assets	124,752		126,804		129,838		130,518
Equity investments	12		12		12		12
Non-current assets - Credit Link/ABS	25,000		24,818		25,011		15,000
Other non-current assets	550		584		549		616

Total non-current assets	217,449	47.6%	220,997	51.4%	225,096	47.7%	212,548	47.5%

Total assets	456,496	100%	430,281	100%	471,180	100%	447,403	100%

Current liabilities
Due to banks	65,587		41,091		45,687		39,293
Current portion of long-term
debt	3,740		4,960		19,148		3,230
Trade payables	89,501		79,472		91,160		95,112
Due to tax authorities	11,245		4,798		8,123		5,354
Other current liabilities	15,914		17,823		19,573		16,520
Provisions for risks and charges - current portion	3,972		9,543		10,867		8,202

Total current liabilities	189,959	41.6%	157,687	36.6%	194,558	41.3%	167,711	37.5%

Long-term liabilities
Long-term debt,
net of current portion	81,882		92,220		91,000		91,000
Employees’ leaving entitlements	8,277		8,170		7,798		7,126
Deferred income taxes	119		35		35		35
Other long-term liabilities	14,939		15,607		16,525		17,792
Provisions for risks and charges - long-term portion	2,578		3,998		3,022		3,998

Total long-term liabilities	107,795	23.6%	120,030	27.9%	118,380	25.1%	119,951	26.8%

Total liabilities	297,754	65.2%	277,717	64.5%	312,938	66.4%	287,662	64.3%
Shareholders’ equity
Share capital	82,420		82,420		82,420		82,420
Reserves	76,319		77,148		77,381		70,796
Net profit (loss) for the period	3		(7,004)		(1,559)		6,525

Total Group shareholders’ equity	158,742	34.8%	152,564	35.5%	158,242	33.6%	159,741	35.7%

Total liabilities and shareholders’ equity	456,496	100%	430,281	100%	471,180	100%	447,403	100%

*	The consolidated shareholders’ equity of the Ducati Group as of December 31, 2003 includes the results stated gross of taxation; as a result, the “Due to tax authorities” caption does not include the tax liability for the half-year period; the “Other current assets” caption does not reflect the recognition or usage of deferred (prepaid) tax assets.
*	The consolidated shareholders’ equity of the Ducati Group as of December 31, 2002 includes a tax charge for the period of € 1,986 thousand, including current taxes of € 4,106 thousand and net prepaid (deferred) taxation of € 2,120 thousand.
The balance sheet as of December 31, 2002 contains, with respect to a pre-tax situation:
-	higher deferred tax assets of € 5,651 thousand;
-	higher deferred tax liabilities of € 1,680 thousand.
-	lower net amounts due to the tax authorities of € 589 thousand.

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DUCATI GROUP Report on operations

The working capital of the Ducati Group (defined as trade receivables plus inventory less trade payables) as of December 31, 2003 amounts to € 95.7 million, compared with € 98.4 million of December 31, 2002 with a decrease of € 2.7 million.

The individual captions are analysed below:

Trade receivables

Net trade receivables as of December 31, 2003 and December 31, 2002 amount to € 80.4 million and € 82.0 million respectively, representing 20.7% and 19.9% respectively of net sales.

Inventories

Inventories as of December 31, 2003 and December 31, 2002 amount to € 104.8 million and € 111.4 million respectively, representing 27.0% of net sales both for the period ended December 31, 2003 and December 31, 2002, following a decrease over the year of € 6.6 million. This rise is mainly due to our stock reduction strategy.

Trade payables

Trade payables amount to € 89.5 million as of December 31, 2003 and € 95.1 million as of December 31, 2002, with a decrease of € 5.6 million. The decrease was mainly due to the reduction of the production and therefore a lower purchase of raw materials.

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DUCATI GROUP Report on operations

Consolidated Statement of Cash Flows

	Year ended 31/12/03	Period ended 30/09/03	Period ended 30/06/03	Year ended 31/12/02
	€ 000	€ 000	€ 000	€ 000

Cash flow generated by operating activities

Net profit (loss) for the period	3	(7,004)	(1,559)	6,525
Change in cumulative translation adjustment	(1,002)	(173)	60	(1,380)
Change in minority interests	-	-	-	-
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities:

- Amortisation, depreciation and writedowns	38,889	28,119	18,429	33,984
- Deferred income taxes	84	-	-	(996)
- Net change in employees’ leaving entitlements	1,151	1,044	672	1,407

Change in operating assets and liabilities
- Trade receivables	1,621	17,336	(3,858)	15,985
- Inventories	6,653	2,573	7,687	(13,791)
- Other current assets	(12,453)	(1,432)	(3,951)	(6,312)
- Trade payables	(5,611)	(15,640)	(3,952)	8,363
- Other current liabilities	(4,836)	2,644	5,718	(1,189)
- Due to tax authorities	5,891	(556)	2,769	1,622
- Other long-term assets and liabilities	(1,420)	-	(976)	693

Net cash generated by operating activities	28,970	26,911	21,039	44,911

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(15,683)	(13,369)	(10,549)	(23,819)
Net change in intangible fixed assets	(18,174)	(13,413)	(10,484)	(20,509)
Decrease (increase) in equity investments	-	-	-	-
Other non-current assets	66	32	67	(17)

Net cash used in investing activities	(33,791)	(26,750)	(20,966)	(44,345)

Net cash generated by operating activities less cash flow used in investing activities	(4,821)	161	73	566

Cash flow (used in) generated by financing activities
Change in short- and long-term debt	30,169	12,899	32,636	(310)
Subscription to (buy back of) bonds	(15,336)	(10,336)	(10,336)	-
Increase in share capital and reserves	-	-	-	-
Other non-current financial assets	(10,000)	(9,818)	(11,266)	-

Net cash (used in) generated by financing activities	4,833	(7,255)	11,034	(310)

Increase (decrease) in cash on hand, bank deposits and securities	12	(7,094)	11,107	255

Cash and cash equivalents, beginning of the period	23,960	23,960	23,960	23,705

Cash and cash equivalents, end of the period	23,972	16,866	35,067	23,960

The statements of cash flows for the periods ended 31 December 2002 report net profit after tax and the resulting changes in the corresponding balance sheet captions. The statement of cash flows for the period ended December 31, 2003 reports the results for the period gross of taxation since this has not been determined and, consequently, there have been no changes in the corresponding balance sheet captions with regard to taxation.

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DUCATI GROUP Report on operations

The cash generated from operating activities, € 29.0 million in the period ended December 31, 2003 compared with € 44.9 million in the period ended December 31, 2002, reflects a lower cash generation of € 15.9 million.

The change in cash generated from operating activities during the year 2003 was undoubtedly affected by the results for the period. These were € 6.5 million lower than in the comparative period of 2002, as discussed in more detail in the specific section of this report on operations, as well as use of cash as a result of the flows in working capital (defined as the difference between trade receivables, inventories and trade payables) by € 7.9 million together with an increase in depreciation of € 4.9 million and the movements in other assets and liabilities. These have utilized cash of € 6.4 million and are mainly due to prepayment for exchange-rate swap contracts as well as off-set losses from tax prepayments, as the full rate of taxation has not yet been determined.

Investing activities

Additions to property, plant and equipment amounted to € 15.7 million in the year 2003 compared with € 23.8 million of the last year, down € 8.1 million. The decrease in comparison with the previous year is mainly due to investments in 2002 for the production of new models Multistrada and 999.

Investment in intangible fixed assets amounted to € 18.2 million in the year 2003, compared with € 20.5 million of the last year, down of € 2.3 million. The reduction is due to the peak of R&D investments reached in 2002 in order to completely renew the product range.

With reference to the law 350 dated December 24, 2003 (called “Finanziaria 2004”) and article 2, comma 25, the Company decided to proceed in the revaluation of fixed assets as introduced by the law 342/2000 already included in the above mentioned article 2. During the fourth quarter 2003, the parent company Ducati Motor Holding Spa took advantage of such law through the trademark revaluation. The revaluation has been accounted for in the statutory financial statements of Ducati Motor Holding S.p.A. as accumulated amortisation. The purpose of this revaluation is to align the book value of trademark with its future useful life and benefit to the Company. The balance of the revaluation, net of the related substitute tax (19%) bas been booked to in special reserve of € 22,027 thousand, that refers to the law in question, excluding any alternative use. The amount of the revaluation for € 27,194 thousand, is confirmed by the expert opinion of Mr.Paolo Penzo ( accountant) on Decembre 30, 2003.

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DUCATI GROUP Report on operations

Financing activities

The cash flow generated by financing activities in the period to December 31, 2003 amounted to € 4.8 million, compared with € 0.3 million in the last year. This change in financing activities is a consequence of the following transactions carried out from December 2002 onwards as well as the operations mentioned in the chapter related to the consolidated net financial position of this report .

Securitisation

In December 2002, Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of the project to modify the administration of customer credit, with a move from the factoring to the securitisation of the collection risk and the financing of the commercial network. These activities were previously carried out by a factor. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and will earn interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

The Company completed the first tranche of the securitisation on 30 December 2002. Five further disposals were made on 26 February, 31 March, 22 April, 21 May and 30 June 2003; given that this is a revolving facility, additional disposals will be made later in 2003 and in the coming years. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati Desmo Finance 1 (D.D.F.1) S.r.l. established pursuant to Law 130/99. This company is owned by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. The purchase on 30 June 2003 was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary for the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. They are classified as financial fixed assets since they cannot be sold during the two years subsequent to their date of issue. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.)

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

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DUCATI GROUP Report on operations

The total net nominal value of the receivables sold, the amount collected and the deferred portion are indicated below:

Receivables sold to the SPV	€ Million 01/01/03-31/12/03		€ Million 01/01/02-31/12/02

– sold between 01/01/03 and 31/12/03	116.0	*	26.7
– collected	110.01		20.0
– interests and commissions	0.8		–
– amount deferred (D.P.P.)	5.1		6.5

* inc. AUD 2.9 million and CHF 1.2 million

Due from customers on behalf of the SPV	Milioni di € 01/01/03-31/12/03	Milioni di € 01/01/02-31/12/02

– sold between 01/01/03 and 31/12/03	116.0	26.7
– due but not collected	3.5	–
Due to SPV for receivables collected but not yet paid over	0,5	–

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of December 31, 2003 is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1.052 thousand, have been recorded as deferred charges as of 30 June 2003 and will be amortised over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. In particular, credit transfer instructions are given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes Ducati Motor Holding S.p.A. to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. In addition, Ducati North America Inc. Ltd. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected. This risk was taken into account when determining the allowance for doubtful accounts.

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DUCATI GROUP Report on operations

Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to avoid the bankruptcy and/or winding-up of this company.

Repurchase of bond

During the year 2003 Ducati Motor Holding S.p.A. bought back in the market three tranches of the Bearer Bond issued on 31 May 2000 with maturity on 31 May 2005.

	Nominal Value	Payment date	Value date

First tranche	5,000,000	03/26/2003	03/31/2003

Second tranche	5,336,000	04/03/2003	04/08/2003

Third tranche	5,000,000	10/24/2003	10/28/2003

The first tranche with a nominal value of € 5,000,000 was acquired at a price of € 103.2532 with a purchase premium of € 157,500; the second tranche with a nominal value of € 5,336,000 was acquired at a price of € 102.4512 with a purchase premium of € 128,064; the third tranche with a nominal value of € 5,000,000 was acquired at a price of € 102,9 with a purchase premium of € 145,000. For the year ended December 31, 2003 the three tranches have been cancelled.

The related costs have been reclassified as financial charges.

NOTES TO FINANCIAL STATEMENTS

The Report has been drawn up in accordance with the procedural Regulation in Legislative Decree no. 58 of 24 February 1998, regarding issuing companies. The report has not been subjected to a financial audit.

The accounting principles and the consolidation criteria adopted are those shown in the consolidated financial statement as at 31 December 2002 and are similar to those used for compiling the consolidated accounts for the first ,second and third three-month periods 2003 and 2002.

The accounting data as of December 31, 2003, as well as those for the three-month periods ended at September 30, 2003, June 30, 2003 and 31 March 2003, do not contain estimates that are different from those used to compile the annual financial statement.

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DUCATI GROUP Report on operations

Consolidated net financial position

	Year ended 31/12/03	Period ended 30/09/03	Period ended 30/06/02	Year ended 31/12/02
	€ 000	€ 000	€ 000	€ 000

Cash and cash equivalents	23,582	16,453	34,725	23,960

Own share	391	413	342

Due to banks	(65,587)	(51,427)	(56,023)	(39,293)

Current portion of amounts due to other providers of funds	(3,740)	(4,960)	(19,148)	(3,230)

Net short-term financial position	(45,354)	(39,521)	(40,104)	(18,563)

Credit Link – Long-term investment	15,000	15,000	15,000	15,000

Asset-back securities – Long-term investment	10,000	9,818	10,011	0

Long-term debt, net of current portion	(81,882)	(81,884)	(80,664)	(91,000)

Due to other providers of funds, net of current portion	(14,939)	(15,607)	(16,525)	(17,792)

Total	(117,175)	(112,194)	(112,282)	(112,355)

* The net financial position does not include:

•	the interest accrued on the bond outstanding as of December 31, 2003, totalling € 2,869 thousand (€ 3,450 thousand as of 31 December 2002). This amount is recorded as an accrued expense and will be paid when the coupon matures on 31 May 2004.

•	the interest income accrued on the “Credit Link” as of December 31, 2003, totalling € 510 thousand (€ 510 thousand as of 31 December 2002). This amount is recorded as accrued income and will be collected on the maturity of the coupon, which is tied to the same dates as the bond.

Net debt as of December 31, 2003 amounts to € 117.2 million, compared with € 112.4 million as of December 31, 2002.

The decrease with respect to December 31, 2003 of € 4.8 million is essentially due to the cash generated from operations of € 29.0 million for the year ended December 31, 2003, net of the investment in property, plant and equipment and intangible fixed assets during the same period of € 33.8 million.

In addition, the effect of the securitisation arrangements must be considered in order to properly understand the changes in the consolidated net financial position. This effect is described in the section on “Financing activities” and in the accounting policies section of the explanatory notes. The effect of the securitisation on the net financial position as of December 31, 2003 is € 32.7 million compared with € 20.0 million as of 31/12/2002 (receivables sold to the SPV, net of collections).

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DUCATI GROUP Report on operations

In addition:

1.	Due to banks includes:

-	a loan of € 10,336 thousand obtained in order to contain the exposure to interest rates. This loan obtained on 30 May 2003 must be repaid after 18 months less one day and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the rate at 2.95% for € 5,336 thousand until May 31, 2005 and at 2.8% for € 5,000 thousand until May 31, 2005

2.	the current portion of amounts due to other providers of finance includes:

-	the current portion of the amounts due to leasing companies, € 3,254 thousand;

-	the amounts collected from customers on behalf of the vehicle company (D.D.F.1. S.r.l.) in relation to the securitisation, but not yet paid over to the SPV, € 486 thousand.

3.	medium, long-term debt for € 81,882 includes:

-	the net liability after buy backs of € 75,664 thousand regarding the bond issued on 31 May 2000;

-	a loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan obtained on October 27, 2003 must be repaid after 18 months less one day and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the rate at 2.72% for € 5,000 thousand until May 26, 2005

-	amount relates to two long term debts of a total of € 1,218 thousand. These loans of € 471 thousand and of € 747 thousand were obtained on July 2003. In both cases they refer to assisted-rate financing resulting from contacts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities in relation to R:& D. incentives.

None of financial debts included in this chapter is guaranteed by pledge.

21

DUCATI GROUP Report on operations

Summary of movements in group share of consolidated shareholder’s equity interest (€ /000)

	Balance as of 31/12/2002	Allocation of prior period results	Other movements	Changes in the cumulative translation adjustment	Results for the period	Balance as of 31/12/2003

Share capital	82,420	-	-	-	-	82,420

Share premium reserve	19,879	-	(391)	-	-	19,488

Revaluation reserve, Law 342	24,238	20,815	-	-	-	45,053

Legal reserve	287	-	-	-	-	287

Reserve for own shares held	-	-	391	-	-	391

Statutory reserve	146	-	-	-	-	146

Cumulative translation adjustment	1,915	-	-	(1,002)	-	913

Extraordinary reserve	2,820	-	-	-	-	2,820

Retained earnings (losses)	21,511	(14,290)	-	-	-	7,221

Results for the period	6,525	(6,525)	-	-	3	3

Total Shareholders’ Equity	159,741	-	-	(1,002)	3	158,742

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DUCATI GROUP Report on operations

Sector information for the Group

(Euro / 000)
	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		ENGINE SALES & OTHER		TOTAL

	Dec. 03	Dec. 02	Dec. 03	Dec. 02	Dec. 03	Dec. 02	Dec. 03	Dec. 02	Dec. 03	Dec. 02

Net sales	315,959	341,529	40,994	42,510	28,304	27,435	2,984	1,497	388,241	412,971
% of net sales	81.4%	82.7%	10.6%	10.3%	7.3%	6.6%	0.7%	0.4%	100.0%	100.0%
Cost of goods sold	(225,354)	(224,194)	(10,474)	(10,281)	(16,178)	(14,193)	(1,400)	(596)	(253,406)	(249,264)

Gross profit	90,605	117,335	30,520	32,229	12,126	13,242	1,584	901	134,835	163,707

% of net sales	28.7%	34.4%	74.4%	75.8%	42.8%	48.3%	53.1%	60.2%	34.7%	39.6%

% of total gross profit	67.2%	71.7%	22.6%	19.7%	9.0%	8.0%	1.2%	0.6%	100.0%	100.0%

Other operating revenues	17,888	8,511	2,242	932	2,885	1,319	163	33	23,178	10,795
Selling expenses	(63,920)	(67,655)	(19,948)	(19,023)	(9,009)	(8,781)	-	-	(92,877)	(95,459)
General and administrative expenses	(12,959)	(15,028)	(1,681)	(1,870)	(1,160)	(1,207)	(24)	-	(15,824)	(18,105)
GP - R&D costs	(3,586)	(6,629)	(466)	(825)	(322)	(533)	(35)	(29)	(4,409)	(8,016)
Other income (charges)	85	(375)	11	(47)	8	(30)	0	-	104	(452)
Depreciation and amortisation	(33,622)	(29,490)	(4,363)	(3,671)	(880)	(823)	(24)	-	(38,889)	(33,984)

Operating profit *	(5,509)	6,669	6,315	7,725	3,648	3,187	1,664	905	6,118	18,486

% of net sales	-17.0%	2.0%	15.4%	18.2%	12.9%	11.6%	55.8%	60.5%	1.6%	4.5%

% of total operating profit	-90.0%	36.1%	103.2%	41.8%	59.6%	17.2%	27.2%	4.9%	100.0%	100.0%

Non-operating income and expense									641	134
Financial income and expense									(6,756)	(10,109)

Profit (loss) before taxation and minority interests									3	8,511

Income taxes									n.d.	0
Net profit (loss) for the period									n.d.	8,511

EBITDA	28,146	36,053	10,682	11,383	4,531	4,001	1,688	905	45,047	52,342

% of net sales	8.9%	10.6%	26.1%	26.8%	16.0%	14.6%	56.6%	60.5%	11.6%	12.7%
% of total EBITDA	62.5%	68.9%	23.7%	21.7%	10.1%	7.6%	3.7%	1.7%	100.0%	100.0%

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DUCATI GROUP Report on operations

Sector information for the Group (€000)

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		ENGINE SALES & OTHER		TOTAL

	IV Q. 03	IV Q. 02	IV Q. 03	IV Q. 02	IV Q. 03	IV Q. 02	IV Q. 03	IV Q. 02	IV Q. 03	IV Q. 02

Net sales	86,210	99,462	9,170	8,392	6,397	5,764	1,864	458	103,641	114,076
% of net sales	83.2%	87.2%	8.8%	7.4%	6.2%	5.1%	1.8%	0.4%	100.0%	100.1%

Cost of goods sold	(62,174)	(66,357)	(2,233)	(2,653)	(3,715)	(3,215)	(855)	(229)	(68,977)	(72,454)

Gross profit	24,036	33,105	6,937	5,739	2,682	2,549	1,009	229	34,664	41,622

% of net sales	27.9%	33.3%	75.6%	68.4%	41.9%	44.2%	54.1%	50.0%	33.4%	36.5%

% of total gross profit	69.3%	95.5%	20.0%	16.6%	7.7%	7.4%	2.9%	0.7%	100.0%	100.0%

Other operating revenues	5,059	2,353	528	181	1,164	290	103	10	6,854	2,834
Selling expenses	(16,701)	(18,686)	(5,826)	(4,190)	(2,432)	(1,571)	-	-	(24,959)	(24,447)
General and administrative expenses	(1,905)	(3,805)	(150)	(288)	(106)	(202)	(24)	-	(2,185)	(4,295)
GP - R&D Costs	(476)	(2,403)	(35)	(229)	(25)	(155)	(19)	(11)	(555)	(2,798)
Other income (taxes)	90	573	12	87	8	54	-	-	110	714
Depreciation and amortisation	(9,535)	(8,720)	(1,026)	(744)	(185)	13	(24)	-	(10,770)	(9,451)

Operating profit (loss)	568	2,417	440	556	1,106	978	1,045	228	3,159	4,179

% of net sales	0.7%	2.4%	4.8%	6.6%	17.3%	17.0%	56.1%	49.8%	3.0%	3.7%

% of total operating profit	18.0%	76.5%	13.9%	17.6%	35.0%	31.0%	33.1%	7.2%	100.0%	132.3%

Non-recurring income (expense)									4,819	154
Non-recurring expense									(971)	509

Profit (loss) before income									7,007	4,842

Income taxes									n.d.	(334)
Net profit									n.d.	4,508

EBITDA	10,335	11,042	1,491	1,292	1,308	960	1,069	228	14,203	13,522

% of net sales	12.0%	11.1%	16.3%	15.4%	20.4%	16.7%	57.3%	49.8%	13.7%	11.9%
% of total EBITDA	72.8%	77.7%	10.5%	9.1%	9.2%	6.8%	7.5%	1.6%	100.0%	95.2%

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DUCATI GROUP Report on operations

2003 Group performance

The volume of motorcycle sales decreased during 2003 to 38,417 units, down 2.8% with respect to 2002. In particular, following a decline during the first quarter (-23.2%) and a positive second and third quarter (+4.3% and +18,8% respectively), sales in the forth quarter were 2,1% lower than in the comparative period of last year, in line with our stock reduction policy.

This decrease in 2003 was spread across all product families, except for the new Multistrada range which was launched in March 2003.

Indeed, in just nine months, the new Multistrada 1000 DS has reached the top of Ducati motorcycle sales with more than 6,000 units delivered throughout the world.

Sales of the Superbike family have decreased by 26.4%. The new range of 749/999 had a good success on the market but sales have still not matched the level of the earlier 748/998 models. These last models, in particular, benefited from promotional activity in the first six months of 2002 ahead of the launch of the new 999.

The sales of the Supersport family decreased by 26.1%. This reduction was principally due to lower shipments in particular in the 800 cc model and to the delivery in 2002 of about 350 MH900e bikes, which were produced in a limited edition of 2,000 units and sold in 2001 and 2002.

There was a decrease (-34.6%) across the board in the sales of the Sport Touring family, due to the advanced maturity of this product and the market was waiting for the launch of new ST3 with 3-valve engine and for the family re-styling.

The sales of the Monster family declined with respect to year 2002 (-8.2%). This reduction was largely due to lower sales of the 620cc, which was only partially offset by the introduction in April of the new S4R, with the 996 engine.

Independent dealers have continued to open new Ducati stores in Italy and abroad during 2003. As of 31 December 2003 there are 140 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with our image.

Value of production

The value of production during the period ended 31 December 2003 was € 434.3 million, compared with € 459.9 million in the same period of the prior year, down € 24.3 million (-5.6%). The decrease in the value of production was due to the fall in revenues from the sale of motorcycles and to the adverse exchange-rate effect.

Output of motorcycles production in 2003 totalled 36,661 units, down 11.5% compared to 2002 mainly due to our stock reduction strategy. In particular in 2003 Ducati produced 1,756 units less than sales. In the past years production was usually higher than demand.

The sales of motorcycles, € 316.0 million, were 7.5% lower than in the comparative period of previous year due to a slight decrease in volume and to the adverse exchange-rate effect. The decrease would have been 3.5% at constant exchange rates.

As of 31 December 2003, the sales of the other categories of Ducati products (spare parts, accessories and apparel) were in line with respect to the comparative period of previous year. At constant exchange rates sales would have been up 3.5%.

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DUCATI GROUP Report on operations

An analysis of the volume of motorcycles sold in the Group’s principal geographic markets shows an increase in the United Kingdom (+10.9%), non-subsidiary countries (+7.3%) and Italy (+1.7%) and a slight decrease in Benelux (-1.5%). Sales went down in the United States (-8,4%), in France (-7.6%) and in Japan (-4,9%) where about 300 units of the MH900e were sold during the 2002. There was a reduction in shipments in Germany (-25.3%), as dealers ran down their inventories. Sales also fell, although to a extent, due to some delay in the delivery of popular models.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. There is a delay in the release of official numbers. The following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first nine months of 2003 were over 38,130 units, with a decrease of 3.5% with respect to the prior year. There were increases in Spain and Portugal (+35%) Switzerland (+28%), Benelux (+6%), and Italy (+1%) and Germany (+1%). Decreases were recorded in Japan (-7%) France (-8%), Great Britain (-16%), and United States (-17%).

In particular, after a major drop during the first quarter (-18%), the trend changed with a second quarter down 4% and a third a fourth quarter increases of 10% and 2%, respectively.

In our opinion it is helpful to underline that excluding the United States, which is currently being re-structured, the decrease in registrations would have been equal to 1%, in line with market trend.

Consumption of raw materials

The consumption of raw materials and related expenses amounted to € 191.4 million in 2003, compared with € 200.5 million in the same period of 2002, down € 9.1 million (-4.6%). This decrease was due to the reduction in production with respect to previous year, in line with our stock reduction policy.

Other operating expenses

Other operating expenses totalled € 140.5 million in 2003, in line with the € 141.2 million reported in previous year. In particular, the reduction in commercial and selling costs was offset by the higher cost of participating in the MotoGP championship. As a result, other operating expenses have increased as a percentage of the value of production from 30.7% to 32.4%, given the reduction in the value of production caused by the drop in sales.

Value added

Value added amounted to € 102.4 million for the period ended 31 December 2003, compared with € 118.2 million in the same period of last year, down € 15.8 million (-13.4%) due to the reduction in net sales and the adverse exchange-rate effect. As a percentage of the value of production, value added has decreased from 25.5% in 2002 to 23.5% in 2003.

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DUCATI GROUP Report on operations

Provisions for doubtful accounts and write downs

The provision for doubtful accounts for 2003, € 1.2 million, was recorded to cover risks associated with specific customers, in particular the Italian subsidiary Ducati Corse S.r.l. and the foreign subsidiaries in America and in France.

Provisions for risks and charges

These provisions totalled € 4.7 million, down € 7.1 million with respect to previous year. This decrease is linked to the contraction in sales and therefore to the estimate of the number of vehicles in circulation, as well as to a change in the logistics of dealing with warranty claims.

Payroll and related costs

Payroll and related costs amounted to € 51.3 million, compared with € 52.6 million in the previous year, down € 1.3 million (-2.5%). This decrease reflects a reduction in the direct labour force associated with the decrease in the number of motorcycles produced during 2003. Payroll and related costs amount to 11.8% of the value of production, compared with 11.4% in the same period of last year.

Gross operating profit

Gross operating profit amounted to € 45.0 million for 2003, compared with € 52.5 million in 2002, down € 7.5 million (-14.2%). As a percentage of the value of production, gross operating profit has decreased to 10.4% from 11.4% in the prior year, mainly due to the adverse exchange-rate effects, related to the strengthening of the Euro against all the foreign currencies effecting Ducati.

Depreciation of property, plant and equipment and amortisation of intangible fixed assets

Depreciation and amortisation in 2003 amounted to € 38.9 million, compared with € 34.0 million in previous year. This increase of € 4.9 million reflects the major investment in research and development and the industrialisation of new products in 2002 and 2003, mainly for the 749/999 Superbike family, Multistrada models and the new 3-valve engine.

Operating profit

The operating profit for 2003 was € 6.1 million, compared with € 18.5 million in 2002, down € 12.4 million (-67.0%). As a percentage of the value of production, operating profit has declined from 4.0% of 2002 to 1.4% of 2003. As already mentioned, this decrease mainly reflects a reduction in the volume of motorcycle sales of motorbikes and the exchange-rate effect on sales invoiced in foreign currencies; these effects were only partially offset by the reduction in selling and commercial costs.

Net financial income (charges)

Net financial charges amounted to € 6.8 million in 2003, compared with € 10.1 million in previous year. This improvement in the results of financial management, € 3.4 million, was

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DUCATI GROUP Report on operations

mainly due to a reduction in the flooring costs (incentives and cash discounts allowed to dealers) incurred by the American branch, as well as to exchange gains deriving from the policy of hedging the exchange risk on foreign currency transactions.

Net non-operating income (expense)

Net non-operating expense in 2003 was € 0.04 million compared with € 0.2 million in 2002.

Non operating income - trademark revaluation

It includes € 5.2 million of lower taxation paid with respect to the amount provided for in the previous year’s consolidated financial statements as a result of the trademark revaluation in 2003.

Out-of-period taxation

This caption reflects costs of € 150 thousand incurred in May 2003 by Ducati Motor Holding S.p.A. and its subsidiary Ducati Corse S.r.l. following their acceptance of the tax amnesty, as described in the related explanatory note to the statement of operations. The difference, € 437 thousand, relates to adjustments made to the tax charge estimated as of 31 December 2002.

Restructuring costs

These costs, € 4.0 million, relate to the corporate reorganisation plan that provides for the termination by mutual agreement of a certain number of employees in exchange for severance incentives, as approved by the Board of Directors of the parent company on 5 March 2003 (first part), 8 April 2003 (second part) and 12 February 2004 (third part).

Profit (loss) for the period before taxation

The Ducati Group’s delivered break-even earnings before tax in 2003, compared with a net profit of € 8.5 million in 2002.

The principal reasons for this decrease were the contraction of sales in the first quarter of 2003 together with adverse forex rates.

EBITDA (Earnings before interest, taxation, depreciation and amortisation, and corporate reorganisation charges)

In view of the importance of this parameter, which is used by management for control purposes, it is useful to highlight that the result of € 45.0 million reported for 2003 compared with € 52.3 million reported in 2002, a decrease of € 7.3 million (-13.8%).

As a percentage of net sales, EBITDA has decreased from 12.7% to 11.6%.

This is mainly explained by:

•	a negative mix effect in motorcycles (-3.1%)

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DUCATI GROUP Report on operations

•	the adverse exchange-rate effect, with regard to US dollar, Japanes Yen and sterling pound (-2.1%)

•	offset in part by the reduction in commercial and selling costs (4.1%)

SECTOR INFORMATION

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross profit, operating profit and EBITDA:

	Motorcycles	Spare parts	Accessories and apparel	Other	Total

Net sales	81.4%	10.6%	7.3%	0.7%	100.0%
Gross profit	67.2%	22.6%	9.0%	1.2%	100.0%
Operating profit	-90.0%	103.2%	59.6%	27.2%	100.0%
EBITDA	62.5%	23.7%	10.1%	3.7%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group, contributing about 81.4% of net sales.

The sales of motorcycles in 2003 were 7.5% lower than in 2002. In particular, the reduction in volume by 2.8% was compounded by a strong adverse exchange-rate effect with regard to the Japanese yen, the US dollar and the sterling pound. This major contraction was concentrated in the first quarter (-23.2%), while sales in the second quarter and third quarter were 4.3% and 18.8% respectively higher than in the comparative periods of last year. Fourth quarter of 2003 close with a slight reduction in sales in line with our stock reduction policy.

The gross profit on motorcycles decreased from 34.4% to 28.7% due, in particular, to the adverse exchange-rate effect and a negative mix effects. The lower profitability of the motorcycle sector at the EBITDA level, down from 10.6% to 8.9%, was also due to these reasons.

Spare parts

Sales in this sector decreased by 3.6% with respect to previous year, due to the effect of exchange rate movements. Sales would have been 0.8% up at constant exchange rates.

Sector gross profit was also inflenced by forex effect and it passed from 75.8% to 74.4% and Operating profit decrease from 18.2% to 15.4%. EBITDA of spare parts sector was down from 26.8% of net sales to 26.1%.

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DUCATI GROUP Report on operations

Accessories and apparel

The sales of accessories and apparel under “Ducati Performance” brand name increased by 3.2% in 2003 with respect to previous year despite the adverse exchange-rate effect. The increase would have been 7.6% at constant exchange rates.

The adverse effect of exchange rates accounted for the decrease in gross profit with respect to previous year, down from 48.3% to 42.8%, while thanks to the reduction in sales costs the operating profit and EBITDA were slightly higher than last year, increasing from 11.6% to 12.9% and from 14.6% to 16.0%.

Other

This sector comprises the revenues generated from the sale of services.

A comparative analysis of performance would not be significant given the nature of this sector and the limited level of the turnover generated.

Criteria used for the preparation of sector information

The criteria adopted to allocate revenues and costs by sector are set out below.

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

-	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned,

-	direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle sector,

-	indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle sector,

-	expensed R&D costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle sector.

R&D costs principally relate to studies and research for the development of new models or the improvement of existing models. The capitalised portion of R&D costs mainly relates to projects associated with the development of engines and new models of motorcycle. The research programme has focused, in particular, on finding ways to reduce vehicle weight, improve their aerodynamic characteristics and optimise engine performance, as described in more detail in the related explanatory note to the consolidated financial statements.

Other operating revenues are allocated as follows:

-	sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors,

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DUCATI GROUP Report on operations

-	royalty income is allocated 100% to the apparel sector since it is recognised in relation to this sector’s products,

-	other revenues are allocated 100% to the motorcycle sector.

Selling costs are allocated as follows:

-	sales rebates and incentives are allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department,

-	the provision for product warranties is allocated 100% to the motorcycle sector,

-	carriage out and packaging is allocated with reference to the costs actually incurred to transport the products of the various sectors,

-	the provision for doubtful accounts is allocated in proportion to the sales of the individual sectors,

-	factoring commission expense is allocated 100% to the motorcycle sector,

-	the costs of the commercial function including the related payroll costs are allocated as follows:

1.	on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc),

2.	and with reference to the sales of the individual sectors for all the other departments,

-	the commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs, are allocated with reference to sales,

-	commercial costs recovered relate solely to the motorcycle sector,

-	branch costs are allocated based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which is allocated on a specific basis,

-	R&D costs related to the Motorbike GP are allocated based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales; non-operating costs are allocated based on the sales of motorcycles and spare parts.

Depreciation and amortisation are allocated as follows:

-	the depreciation of property, plant and equipment is allocated with reference to the sales of the motorcycle, spare parts and engine sectors,

-	the amortisation of R&D is allocated with reference to the sales of the motorcycle and spare parts sectors,

-	the amortisation of the brandname, no-competition agreements and other deferred costs is allocated with reference to the sales of the various sectors.

Financial	income and expense and taxation are not allocated.

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DUCATI GROUP Report on operations

Parent companies

The share capital of the parent company, Ducati Motor Holding S.p.A., totals € 82.4 million and is represented by 158,500,963 issued and fully-paid ordinary shares, nominal value € 0.52 each.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders disclosed below have been determined by reference to communications and other information received by the Company at the time of the Shareholders’ Meeting held on 6 May 2003, as well as to any updates received between then and the date of approval of this report:

	Number of Shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.22%
Harris Associates LP	11,999,776	7.57%
Giorgio Seragnoli	7,815,692	4.93%

There have not been any commercial and/or financial transactions with these shareholders.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

-	Ducati France S.A.S. (100% owned).

-	Ducati Motor Deutschland G.m.b.h. (100% owned)

-	Ducati Japan K.K. (100% owned).

-	Ducati Benelux B.V. (100% owned).

-	Ducati U.K. Limited (100% owned).

-	Ducati Corse S.r.l. (99% owned; the remaining 1% is held by Ducati.Com S.r.l.).

-	Ducati North America Inc. (100% owned).

-	Ducati.Com S.r.l. (99% owned; the remaining 1% is held by Ducati Corse S.r.l.).

Changes in ownership and other corporate events are described in the section relating to the Scope of Consolidation.

Ducati Motor Holding S.p.A. has commercial relations with the other companies in the Ducati Group responsible for the sale of products in specific countries (the United States, Germany, France, Japan, the Netherlands and the United Kingdom). Ducati Motor Holding S.p.A. sells its production of motorcycles to these companies at prices that reflect both local conditions and the competitive and market situations in the nations where the acquiring companies operate.

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DUCATI GROUP Report on operations

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. include trade receivables and payables, as well as costs and revenues of a commercial nature, as detailed in the report on operations attached to the financial statements of Ducati Motor Holding S.p.A.

There are trade receivable and payable balances between the Parent Company and the subsidiaries, as follows:

	Receivables	Payables
	€ 000	€ 000

Ducati France S.A.S.	8,127	653
Ducati Motor Deutschland G.m.b.H.	22,830	655
Ducati Japan K.K.	24,382	79
Ducati Benelux B.V.	5,114	181
Ducati U.K. Limited	11,813	180
Ducati Corse S.r.l.	1,844	10,555
Ducati North America Inc.	24,636	1,044
Ducati.Com S.r.l.	556	2,788

Total	99,302	16,135

In June 2003, Ducati Motor Holding S.p.A. made a payment on capital account of € 10.0 million to its subsidiary, Ducati North America Inc. Ltd. This payment on capital account was made by the parent company to help the above subsidiary enter into certain financially-remunerative transactions. In particular, again in June, Ducati North America Inc. Ltd. subscribed for Asset-backed Floating Rate Notes (Class B bonds) totalling about € 10 million. These bonds were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year.

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

As of December 31, 2003, the only significant financial liability of Ducati Motor Holding S.p.A. towards other Group companies relates to the unpaid quota capital of Ducati Corse S.r.l., € 7,373 thousand.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

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DUCATI GROUP Report on operations

As a result, the following contracts have been signed:

-	Lease of the racing business.

-	Contract for the sponsorship of sporting activities.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

A service contract was signed between Ducati Motor Holding S.p.A. and Ducati.Com S.r.l. during 2002. This contract covers the advertising, commercial and data-collection activities carried out by Ducati.Com S.r.l. on behalf of Ducati Motor Holding S.p.A. via its website, www.ducati.com.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

None.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

Ducati Motor Holding S.p.A. made purchases of its own shares in June and July 2003 with the purpose of sustaining the liquidity of the Ducati stock on the Italian Stock Exchange in full compliance with the pertinent regulations. These purchases were made in compliance with the shareholders’ resolution dated 7 May 2002 and were communicated to Consob on a timely basis. As of December 31, 2003, the Company holds a total of 293,235 own shares. Their balance sheet value reflects the market price per share as of December 31, 2003 of € 1.334 each.

Significant events subsequent to December 31, 2003

No significant events have taken place.

Outlook for operations

The fourth quarter of 2003 saw increasing registrations and an improved EBITDA margin, bringing to a close on a positive note a tough year. After a very difficult first quarter, Ducati experienced a recovery during the remaining nine months. Indeed, excluding the first quarter, 2003 unit sales were up 5% versus 2002.

In 2003, Ducati delivered, net of foreign exchange rates, a virtually flat top line and break-even earnings before tax. This was made possible by the Company’s very effective restructuring program which helped off-set much of the adverse effect of the strengthening Euro. In addition, Ducati reduced production and sell-in as part of the strategy of cutting

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DUCATI GROUP Report on operations

world-wide inventories, and warranties are down which is testament to the improving quality of Ducati’s products.

Over the last twelve months, Ducati has continued to develop and launch cutting-edge new products and to invest in building the most exciting sport motorcycle brand in the world. Ducati’s sensational entrance into the MotoGP championship in 2003 boosted the power of the brand around the globe, and with over one million unique visitors per month on ducati.com, community and brand building activities resonate further and wider than ever before. The challenge for Ducati in the future is to convert this `share of dream’ - the desire to be part of the World of Ducati - into share of market by building sales at dealer level.

Looking forward, 2004 is expected to be stronger than 2003, and has got off to an encouraging start in terms of registrations. The full impact of the restructuring program will be felt in 2004 and should off-set continuing negative forex impacts. The Company expects revenues to grow, to be profitable and to show significant improvements in the financial position. However, all in all, 2004 will be a year of further consolidation and preparation for 2005, when Ducati expects notable improvements in the economic climate, and is confident that new products will create positive momentum in markets around the world.

For the Board of Directors The Managing Director
(Federico Minoli)

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Relazione trimestrale 31 Dicembre 2003

GRUPPO DUCATI Relazione trimestrale sulla gestione

RELAZIONE TRIMESTRALE DEL GRUPPO DUCATI AL 31 DICEMBRE 2003

La presente relazione trimestrale consolidata della Ducati Motor Holding S.p.A. e società controllate (Gruppo Ducati) relativa al quarto trimestre 2003, espressa in migliaia di Euro, è stata redatta in conformità ai criteri previsti dalla vigente normativa civilistica relativa ai bilanci consolidati di esercizio, interpretata ed integrata dai principi contabili emanati dagli ordini professionali (Ordini dei Dottori Commercialisti e dei Ragionieri) e ove mancanti, dall’International Accounting Standards Board (I.A.S.B.).

Ai fini della corretta interpretazione dei dati relativi alla relazione trimestrale (in conformità con quella del semestre chiuso al 30 giugno 2003 e del trimestre chiuso al 30 settembre 2003) del Gruppo Ducati, occorre subito evidenziare che i prospetti contabili relativi al periodo chiuso al 31 dicembre 2003 sono stati redatti indicando il risultato di periodo e le corrispondenti voci patrimoniali al lordo delle imposte anziché al netto come è stata prassi del Gruppo fino al 31/03/03. Tale fatto va tenuto presente nella comparazione dei dati della situazione trimestrale con quelli dei periodi precedenti.

Le argomentazioni a favore della redazione della situazione trimestrale (in continuità con quella del semestre chiuso al 30 giugno 2003) con l’indicazione del risultato di periodo al lordo delle imposte trovano riscontro nell’art. 81 del Regolamento recante norme di attuazione del decreto legislativo 24 febbraio 1998 n. 58 in materia di emittenti. Quest’ultimo criterio è peraltro richiamato anche nel principio contabile n. 30 dei Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, relativo ai Bilanci intermedi.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

INFORMAZIONI SULLA GESTIONE DEL GRUPPO

Sintesi dei risultati del Gruppo Ducati (valori espressi in € 000)

	31/12/03	31/12/02

Ricavi delle vendite e delle prestazioni	388.241	412.971

Valore della produzione	434.300	459.918

Valore aggiunto	102.398	118.195

Valore aggiunto %	23,5%	25,7%

Utile operativo	6.118	18.486

Utile operativo %	1,4%	4,0%

Risultato prima delle imposte	3	8.511

Utile netto		6.525

Risultato prima delle imposte %	-	1,9%

Utile netto %		1,4%

Cash flow operativo generato	28.970	44.911

Indebitamento finanziario netto	117.175	112.355

Patrimonio netto consolidato	158.742	159.741

Investimenti netti nel periodo in immobilizzazioni materiali e immateriali	33.857	23.819

Indebitamento / mezzi propri	0,74	0,70

EBITDA in valori assoluti (Utile netto prima degli oneri e proventi finanziari, imposte, ammortamenti e svalutazione delle immobilizzazioni ed oneri di riorganizzazione aziendale)	45.047	52.342

EBITDA in % sui ricavi delle vendite e delle prestazioni	11,6%	12,7%

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Sintesi dei risultati del Gruppo Ducati (valori espressi in € 000)

	Quarto Trimestre 2003	Quarto Trimestre 2002

Ricavi delle vendite e delle prestazioni	103.641	114.076

Valore della produzione	119.728	125.853

Valore aggiunto	29.961	31.845

Valore aggiunto %	25,0%	25,4%

Utile operativo	3.159	4.179

Utile operativo %	2,6%	3,3%

Risultato prima delle imposte	7.007	4.842

Risultato prima delle imposte %	5,8%	3,8%

EBITDA in valori assoluti (Utile netto prima degli oneri e proventi finanziari, imposte, ammortamenti e svalutazione delle immobilizzazioni ed oneri di riorganizzazione aziendale)	14.203	13.522

EBITDA in % sui ricavi delle vendite e delle prestazioni	13,7%	11,9%

*	Come indicato in precedenza e consentito dall’art. 81 del regolamento recante norme di attuazione del D. Lgs. 24/2/1998 nº 58 in materia di emittenti, la relazione trimestrale al 31 dicembre 2003 è stata redatta evidenziando il risultato di periodo e le corrispondenti voci patrimoniali al lordo delle imposte. Tale fatto va considerato nella comparazione dei dati con i periodi precedenti che evidenziano il risultato e le corrispondenti voci patrimoniali al netto delle imposte.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Struttura del Gruppo Ducati

Al 31 dicembre 2003 la composizione del gruppo Ducati (di seguito, anche il “Gruppo”) è la seguente (le percentuali indicano le quote di possesso):

Rispetto al 31 dicembre 2002 e al 30 giugno 2003 l’unica variazione è relativa a Ducati France S.A. per la quale il 20/08/03 è avvenuta sia la variazione della ragione sociale da Ducati France S.A. a Ducati France S.A.S. (Società par Actions Simplifieé), sia il passaggio, pari allo 0,1%, del pacchetto azionario appartenente a terzi a Ducati Motor Holding S.p.A. .

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Area di consolidamento

L’area di consolidamento al 31 dicembre 2003 include la capogruppo Ducati Motor Holding S.p.A. e le seguenti società controllate:

Società	Sede	Capitale Sociale € 000	% di possesso		% di possesso del Gruppo
			diretta	ind.	12/31/2003	12/31/2002

Controllate dirette:

Ducati Deutschland G.m.b.h.	Colonia (D)	254	100%	-	100%	100%
Ducati France S.A.S.	Parigi (F)	605	100%	-	100%	99.9%
Ducati Japan K.K.	Tokyo (J)	134	100%	-	100%	100%
Ducati Benelux B.V.	Rotterdam (H)	2,601	100%	-	100%	100%
Ducati U.K. Limited	London (U.K.)	79	100%	-	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	-	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	99%	1%	100%	100%
Ducati.Com S.r.l.	Bologna (I)	10	99%	1%	100%	100%

Il capitale sociale delle società Ducati Japan K.K., Ducati North America Inc. e Ducati U.K. Limited è stato convertito in Euro al cambio di fine periodo.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

OPERAZIONI SOCIETARIE AVVENUTE NEL PERIODO SUCCESSIVO AL 31 DICEMBRE 2003

Segnaliamo che in data 27 gennaio 2004 con scrittura privata autenticata a ministero del notaio Iacopo Bersani Ducati Corse S.r.l. ha ceduto l’1% del capitale sociale di Ducati.Com S.r.l. a Ducati Motor Holding S.p.A. .

La composizione del gruppo pertanto alla data odierna è la seguente:

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GRUPPO DUCATI Relazione trimestrale sulla gestione

ORGANI SOCIETARI

A seguito dell’Assemblea della Società controllante riunitasi in data 7 maggio 2002 e del Consiglio di Amministrazione della Società del 9 maggio 2002, sono state deliberate le nomine e le cariche del nuovo Consiglio di Amministrazione (confermandone integralmente la precedente composizione), stabilendo che il nuovo Consiglio di Amministrazione resti in carica fino all’approvazione del bilancio di esercizio al 31 dicembre 2004 e che il compenso per ciascun membro del Consiglio di Amministrazione ammonti ad € 15.000 oltre al rimborso delle spese di viaggio ed altre sostenute in funzione della carica. Si evidenzia che il Presidente e Amministratore Delegato Federico Minoli ha contestualmente all’accettazione della nomina, rinunciato a tale compenso. Il Consiglio di Amministrazione al 31 dicembre 2003 risulta così composto:

Federico Minoli	Presidente, Amministratore Delegato e membro del Comitato Esecutivo

Giorgio Seragnoli	Vice Presidente e membro del Comitato Esecutivo

Mauro Benetton	Consigliere

David Bonderman	Consigliere e membro del Comitato dei Compensi

Abel Halpern	Consigliere e membro del Comitato Esecutivo e del Comitato dei Compensi

Paolo Pietrogrande	Consigliere e membro del Comitato dei Compensi e membro del Comitato per il Controllo Interno

Dante Razzano	Consigliere e membro del Comitato Esecutivo e del Comitato dei Compensi

Ulrich Weiss	Consigliere e membro del Comitato dei Compensi e del Comitato del Controllo Interno

Alessandro Marco Marcello Foti	Consigliere e Presidente del Comitato per il Controllo Interno

Andrea Lipparini	Consigliere

Giles Thorley	Consigliere

Nella sua riunione del 5 marzo 2003 il Consiglio di Amministrazione della controllante ha cooptato, ai sensi dell’art. 2386 C.C. 1º comma, alla carica di consigliere il Dott. Alessandro Marco Marcello Foti che, in sostituzione del dimissionario Sig. Piero Ferrari, è stato anche nominato membro del Comitato per il Controllo Interno. Inoltre, sempre in tale seduta, il Consiglio di Amministrazione ha confermato il Dott. Minoli nella carica di Presidente del Consiglio di Amministrazione e lo ha nominato Amministratore Delegato conferendogli tutti i poteri di ordinaria e straordinaria amministrazione, spettanti al precedente Amministratore Delegato Dott. Carlo Di Biagio, come da delibera del Consiglio di Amministrazione del 9 maggio 2002 (fatti salvi i concorrenti poteri del

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Consiglio stesso e del Comitato Esecutivo), esclusi soltanto quelli che per legge e per statuto sociale non possono costituire oggetto di delega. Ai sensi dell’art. 16.3 dello statuto sociale, il Dott. Minoli, in virtù anche del suo ruolo di Amministratore Delegato, continua a far parte di diritto del Comitato Esecutivo. Si segnala che, a seguito delle dimissioni del Dott. Carlo Di Biagio, la composizione del Comitato Esecutivo è ora ridotta a numero quattro membri; nulla muta, invece, in relazione ai poteri delegati al Comitato Esecutivo, che restano quelli stabiliti dalla delibera del Consiglio del 9 maggio 2002. Il Consiglio ha altresì deliberato di adattare la remunerazione ed il trattamento straordinario di fine mandato del Dott. Minoli (tanto in qualità di Presidente che di Amministratore Delegato) come segue: (i) conferma del diritto alla percezione dei bonus straordinari (retention bonus) precedentemente attribuitigli dal Consiglio nella sua qualità di Presidente; (ii) conferma dell’attribuzione dell’indennità di cessazione dalla carica di Amministratore Delegato della società pari a 1,2 milioni di dollari USA; (iii) riconoscimento di un compenso per la carica di Amministratore Delegato della società pari a 250.000 Euro; (iv) conferma del compenso quale Presidente e CEO della controllata Ducati North America pari a 400.000 dollari Usa (più base bonus e benefits).

Nella riunione del Consiglio di Amministrazione tenutasi in data 8 aprile 2003, è stato cooptato ai sensi dell’art. 2386 C.C. 1º comma, alla carica di consigliere il Prof. Andrea Lipparini.

Nella stessa riunione del Consiglio, inoltre, il consigliere Ing. Paolo Pietrogrande ha rinunciato alla carica di Presidente del Comitato per il Controllo Interno della Società, essendogli stata contestualmente assegnata dal Consiglio l’esecuzione di alcuni servizi di consulenza per la Società. L’Ing. Pietrogrande rimane membro del Comitato per il Controllo Interno della Società. Successivamente, in data 7 luglio 2003, il Comitato per il Controllo Interno ha conferito la carica di Presidente del Comitato per il Controllo Interno al Dott. Alessandro Foti.

In data 6 maggio 2003 l’Assemblea degli azionisti ha, tra l’altro, nominato come componenti del Consiglio di Amministrazione della Società fino all’approvazione del bilancio al 31.12.2004 i due consiglieri (Alessandro Foti e Andrea Lipparini) precedentemente nominati per cooptazione nelle relative sedute del Consiglio d’Amministrazione. Entrambi i nuovi consiglieri hanno accettato la carica.

Nella sua riunione del 7 maggio 2003 il Consiglio di Amministrazione della controllante ha altresì cooptato, ai sensi dell’art. 2386 C.C. 1º comma, alla carica di consigliere Giles Thorley, che rimarrà in carica fino alla prossima assemblea ordinaria degli azionisti, in sostituzione del dimissionario consigliere David Choi.

Nella sua riunione del 5 novembre 2003 il Consiglio di Amministrazione della controllante ha assegnato al consigliere Ing. Paolo Pietrogrande l’esecuzione di alcuni servizi di consulenza per la Società, valorizzati a normali condizioni di mercato.

In seguito all’emanazione da parte della Borsa Italiana S.p.A. del codice di autodisciplina della corporate governance indirizzato alle società quotate (il “Codice”) si segnala che annualmente in occasione dell’assemblea degli azionisti viene data adeguata informativa di tale struttura di corporate governance mediante una relazione predisposta ad hoc sulla base delle linee guida fornite dalla Borsa stessa.

Alla data attuale è stata data inoltre adeguata diffusione del Codice Etico della Società e delle relative norme di condotta, tra cui quelle sull’insider dealing, approvati in data 14

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GRUPPO DUCATI Relazione trimestrale sulla gestione

novembre 2002 e leggermente modificato in data 5 novembre 2003 dal Consiglio di Amministrazione della Società.

Con riferimento al modello di organizzazione e gestione richiesto dal D. Lgs. 231/2001 (di seguito definito “Modello di Controllo”), nella sua riunione del 5 novembre 2003 il Consiglio di Amministrazione della controllante ha approvato la bozza del Modello di Controllo della Società, così come riesaminata ed approvata dal Comitato per il Controllo Interno della Società, ed ha delegato al suddetto Comitato il potere di apportarvi modifiche di dettaglio e di seguirne l’implementazione.

Altri fatti societari

Al fine di migliorare l’efficienza aziendale il Consiglio di Amministrazione della controllante Ducati Motor Holding S.p.A. ha approvato, nelle sue riunioni del 5 marzo 2003 (per la prima parte) e dell’ 8 aprile 2003 (per la seconda parte), un piano di riorganizzazione aziendale che prevedeva la risoluzione consensuale del rapporto di lavoro subordinato di un certo numero di dipendenti a fronte del riconoscimento di incentivazioni all’esodo che si sono concretizzate nell’esercizio 2003. In tale piano di riorganizzazione rientrano le dimissioni, avvenute a far data dal 5 marzo 2003, del Dott. Di Biagio dalla posizione di componente del Consiglio di Amministrazione e di Amministratore Delegato della controllante e di componente degli organi amministrativi di alcune società controllate, nonché la risoluzione consensuale del rapporto di lavoro subordinato del Dott. Di Biagio con la società controllante a far data dal 31 marzo 2003. Il Dott. Di Biagio, in base agli accordi sottoscritti, mantiene tutti i diritti di opzione (sia maturati sia non ancora maturati) a lui attribuiti fino al 5 marzo 2003 i quali resteranno disciplinati dalle applicabili previsioni dei due vigenti piani di stock option, restando esclusa l’attribuzione di ulteriori opzioni. Inoltre, sempre in base agli accordi sottoscritti, non è dovuto allo stesso, non sussistendone i presupposti, il trattamento straordinario di cessazione dalla carica di amministratore delegato di cui alla delibera del 6 settembre 2000 del Comitato dei Compensi, successivamente approvata dal Consiglio di Amministrazione nella seduta del 14 settembre 2000.

Il costo totale stimato per le incentivazioni all’esodo previste dal predetto piano è di circa € 3,5 milioni, incluso il costo legato alla risoluzione consensuale del rapporto di lavoro subordinato con il Dott. Di Biagio per € 2,2 milioni. Tale costo totale è di competenza dell’esercizio 2003, ed è imputato fra gli oneri straordinari di tale esercizio, come previsto dal principio contabile nº 19 dei Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri il quale, al paragrafo C.V.h, stabilisce che i costi per incentivazioni all’esodo sostenuti in attuazione di piani di riorganizzazione sono di competenza dell’esercizio in cui l’impresa decide formalmente di attuare tali piani ed il loro accantonamento deve essere incluso nella voce “oneri straordinari” del conto economico. Nella fattispecie, il piano di riorganizzazione è stato formalmente approvato dal Consiglio di Amministrazione della controllante il 5 marzo (prima parte) e l’8 aprile 2003 (seconda parte).

In data 6 maggio 2003 l’Assemblea degli Azionisti della controllante ha deliberato di riclassificare alla Riserva Straordinaria la Riserva per Ammortamenti Anticipati di € 3.311.522,00 (tremilionitrecentoundicimilacinquecentoventidue virgola zerozero) approvata dalla stessa Assemblea in data 7 maggio 2002. In tale sede, in particolare, l’Assemblea della controllante aveva deliberato (i) la destinazione dell’utile pari a € 1.973.110 per il 5% (per € 98.656) a Riserva Legale e per il residuo (per € 1.874.454) a Riserva per Ammortamenti Anticipati e (ii) la contestuale riclassifica della Riserva

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GRUPPO DUCATI Relazione trimestrale sulla gestione

sovrapprezzo azioni in Riserva per ammortamenti anticipati per € 1.437.068 finalizzata al completamento di quest’ultima riserva per € 3.311.522. L’Assemblea ha deciso di riclassificare alla Riserva Straordinaria la Riserva per Ammortamenti Anticipati poiché sono venute meno le ragioni che l’avevano indotta a deliberare la riclassifica della Riserva Sovrapprezzo azioni alla Riserva per ammortamenti anticipati, ravvisabili nella rinuncia ad operare in sede di dichiarazione dei redditi 2001 la corrispondente variazione del reddito imponibile.

In data 12 febbraio 2004 il Consiglio di Amministrazione ha ratificato l’incremento del fondo di riorganizzazione a € 4,0 milioni in seguito al maggior numero di dipendenti inserito nel piano e ai conseguenti maggiori costi di incentivazione all’esodo.

Introduzione ed adozione IAS (International Accounting Standards)

Sulla base del Regolamento europeo n. 1606 del luglio 2002, tutte le società europee le cui azioni sono trattate su un mercato regolamentato sono tenute ad adottare gli standard contabili IFRS per la stesura dei bilanci consolidati a partire dall’esercizio 2005.

Ducati Motor Holding S.p.A. in quanto società tenuta a tale adempimento sta approntando tutte le misure necessarie per affrontare la transizione agli IFRS. E’ in via di definizione infatti sia la pianificazione delle attività rivolte all’addestramento del personale coinvolto in tale transizione sia la predisposizione dei mezzi tecnici e contabili per giungere nel più breve tempo possibile alla quantificazione degli impatti dei nuovi standard sui bilanci 2004 ed alla diffusione al pubblico delle informazioni contabili rilevanti.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Conto economico consolidato riclassificato

	Periodo chiuso al		Esercizio chiuso al
	31/12/2003		31/12/2002
	€ 000%		€ 000%

Ricavi delle vendite e delle prestazioni	388,241	89.4	412,971	90.0

Variazioni delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti
	(2,862)	(0.7)	17,574	3.8
Incrementi di immobilizzazioni per lavori int.	7,267	1.7	6,838	1.5
Altri ricavi e proventi	41,654	9.6	22,535	4.7

Valore della produzione	434,300	100.0	459,918	100.0

Consumi di materie prime	(191,364)	(44.1)	(200,509)	(43.8)
Altri costi operativi	(140,538)	(32.4)	(141,214)	(30.7)

Valore aggiunto	102,398	23.5	118,195	25.5

Accantonamenti al fondo sval. crediti e svalutazioni	(1,320)	(0.2)	(1,333)	(0.3)
Accantonamenti ai fondi rischi ed oneri	(4,746)	(1.1)	(11,829)	(2.6)
Costo del personale	(51,325)	(11.8)	(52,563)	(11.4)

Margine operativo lordo	45,007	10.4	52,470	11.2

Ammortamenti e svalutazioni delle immobilizzazioni materiali ed immateriali
	(38,889)	(9.0)	(33,984)	(7.4)

Risultato operativo	6,118	1.4	18,486	3.8

Proventi finanziari	14,802	3.4	13,416	3.0
Oneri finanziari	(21,558)	(5.0)	(23,525)	(5.1)
Plusvalenze da alienazioni	-	0.0	262	0.0
Proventi straordinari*	98	0.0	26	0.0
Oneri straordinari*	(58)	0.0	(154)	0.0
Sopravvenienze passive imposte esercizi precedenti	(587)	(0.1)	-	0.0
Proventi straordinari da Rivalutazione Marchio **	5,234	1.2	-	0.0
Oneri straordinari per riorganizzazione aziendale	(4,046)	(0.9)	-	0.0

Risultato prima delle imposte	3	0.0	8,511	1.7

Imposte sul reddito			(1,986)	(0.4)

Risultato del periodo			6,525	1.3

EBITDA in valori assoluti ed in % dei ricavi delle vendite e delle prestazioni	45,047	11.6%	52,342	12.7%

*	considerati nel calcolo EBITDA

**

Tale voce è relativa a proventi straordinari rappresentanti le minori imposte differite rispetto a quanto iscritto nel precedente Bilancio consolidato, conseguenti alla rivalutazione del marchio avvenuta nel Bilancio Civilistico della capogruppo nell'esercizio 2003 in base alla legge 342 del 21.11.2000

Come indicato in precedenza e consentito dall’art. 81 del regolamento recante norme di attuazione del D. Lgs. 24/2/1998 nº 58 in materia di emittenti, la relazione trimestrale chiusa al 31 dicembre 2003 sono stati redatti evidenziando il risultato di periodo e le corrispondenti voci patrimoniali al lordo delle imposte. Tale fatto va considerato nella comparazione dei dati con i periodi precedenti che evidenziano il risultato e le corrispondenti voci patrimoniali al netto delle imposte.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Conto Economico consolidato riclassificato trimestrale

	Quarto trimestre 2003		Quarto rimestre 2002

	€ 000%		€ 000%

Ricavi delle vendite e delle prestazioni	103,641	86.6	114,076	90.6

Variazioni delle rimanenze di prodotti in corso
di lavorazione, semilavorati e finiti	(2,136)	(1.8)	1,774	1.4
Incrementi di immobilizzazioni per lavori int.	1,887	1.6	1,853	1.5
Altri ricavi e proventi	16,336	13.6	8,150	6.5

Valore della produzione	119,728	100.0	125,853	100.0

Consumi di materie prime	(50,641)	(42.30)	(54,252)	(43.1)
Altri costi operativi	(39,126)	(32.7)	(39,756)	(31.5)

Valore aggiunto	29,961	25.0	31,845	25.4

Accantonamenti al fondo sval. crediti e svalutazioni	(854)	(0.7)	(1,246)	(1.0)
Accantonamenti ai fondi rischi ed oneri	(2,084)	(1.7)	(3,637)	(3.0)
Costo del personale	(13,094)	(11.0)	(13,332)	(10.7)

Margine operativo lordo	13,929	11.6	13,630	10.7

Ammortamenti e svalutazioni delle immobilizzazioni materiali ed immateriali
	(10,770)	(9.0)	(9,451)	(7.4)

Risultato operativo	3,159	2.6	4,179	3.3

Proventi finanziari	5,927	5.00	7,139	5.7
Oneri finanziari	(6,898)	(5.8)	(6,630)	(5.3)
Plusvalenze (minusvalenze alienazione cespiti) nette	-	0.0	262	0.2
Proventi (oneri )straordinari netti*	274	0.0	(108)	(0.1)
Sopravvenienze passive imposte esercizi precedenti	(143)	(0.0)	-	0.0
Sopravvenienze imposte per rivalutaz.marchio	5,234	4.4	-	0.0
Oneri straordinariper riorganizz. aziendale	(546)	(0.4)	-	0.0

Risultato prima delle imposte	7,007	5.8	4,842	3.8

EBITDA in valori assoluti ed in % dei ricavi delle vendite e delle prestazioni	14,203	13.70%	13,522	11.9%

*	considerati nel calcolo EBITDA.

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Stato patrimoniale consolidato riclassificato

	Esercizio chiuso al		Periodo chiuso al		Periodo chiuso al		Esercizio chiuso al
	12/31/2003		9/30/2003		6/30/2003		12/31/2002
	€ 000%		€ 000%		€ 000%		€ 000%
Attività correnti
Cassa, conti correnti bancari e titoli	23,973		16,866		35,067		23,960
Crediti commerciali netti verso clienti	80,421		64,706		85,900		82,042
Rimanenze finali	104,774		108,854		103,740		111,427
Altre attività correnti	29,879		18,858		21,377		17,426

Totale attività correnti	239,047	52.4%	209,284	48.6%	246,084	52.3%	234,855	52.5%

Attività immobilizzate
Immobilizzazioni materiali, nette	67,135		68,779		69,686		66,402
Immobilizzazioni immateriali	124,752		126,804		129,838		130,518
Partecipazioni	12		12		12		12
Attività immobilizzate Credit Link	25,000		24,818		25,011		15,000
Altre attività immobilizzate	550		584		549		616

Totale attività immobilizzate	217,449	47.6%	220,997	51.4%	225,096	47.7%	212,548	47.5%

Totale attività	456,496	100%	430,281	100%	471,180	100%	447,403	100%

Passività correnti
Debiti verso banche	65,587		41,091		45,687		39,293
Quota corrente finanziamenti a lungo termine	3,740		4960		19,148		3,230
Debiti commerciali verso fornitori	89,501		79,472		91,160		95,112
Debiti tributari	11,245		4,798		8,123		5,354
Altre passività correnti	15,914		17,823		19,573		16,520
Fondi per rischi ed oneri - quota corrente	3,972		9,543		10,867		8,202

Totale passività correnti	189,959	41.6%	157,687	36.6%	194,558	41.3%	167,711	37.5%

Passività a medio-lungo termine
Finanziamenti a lungo termine, al netto della
quota corrente	81,882		92,220		91,000		91,000
Trattamento di fine rapporto	8,277		8,170		7,798		7,126
Fondo imposte e Imposte differite	119		35		35		35
Altre passività a medio-lungo termine	14,939		15,607		16,525		17,792
Fondi per rischi e oneri, quota a medio-lungo termine	2,578		3,998		3,022		3,998

Totale passività a medio-lungo termine	107,795	23.6%	120,030	27.9%	118,380	25.1%	119,951	26.8%

Totale passività	297,754	65.2%	277,717	64.5%	312,938	66.4%	287,662	64.3%

Patrimonio netto
Capitale sociale	82,420		82,420		82,420		82,420
Riserve	76,319		77,148		77,381		70,796
Risultato del periodo	3		(7,004)		(1,559)		6,525

Totale patrimonio netto del Gruppo	158,742	34.8%	152,564	35.5%	158,242	33.6%	159,741	35.7%

Totale passività e patrimonio netto	456,496	100%	430,281	100%	471,180	100%	447,403	100%

*	Il patrimonio netto consolidato del gruppo Ducati al 31 dicembre 2003 include il risultato di periodo al lordo delle imposte; conseguentemente la voce “debiti tributari” non include il debito per imposte; la voce “altre attività correnti” non contiene accantonamenti o utilizzi di crediti per imposte anticipate.
*	Il patrimonio netto consolidato del Gruppo Ducati al 31 dicembre 2002 include imposte del periodo per € 1.986 mila di cui imposte correnti per € 4.106 mila e imposte (differite) anticipate nette pari a € 2.120 mila.
-	Le voci di stato patrimonale al 31 dicembre 2002 contengono rispetto ad una situazione ante imposte:
-	crediti per imposte anticipate superiori per € 5.651 mila;
-	fondo per imposte differite superiore per € 1.680 mila;
-	debiti tributari netti minori per € 589 mila.

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Il Capitale Circolante del Gruppo Ducati (definito come crediti commerciali e rimanenze meno debiti verso fornitori) ammonta al 31 dicembre 2003 a € 95,7 milioni contro € 98,4 milioni al 31 dicembre 2002 con una variazione in diminuzione pari a € 2,7 milioni.

Analizziamo di seguito le singole voci:

Crediti Commerciali

I crediti commerciali netti verso clienti al 31 dicembre 2003 e quelli esposti al 31 dicembre 2002 ammontano rispettivamente a € 80,4 milioni, ed a € 82,0 milioni, pari rispettivamente al 20,7% ed al 19,9% dei ricavi delle vendite e delle prestazioni.

Rimanenze di Magazzino

Le rimanenze di magazzino al 31 dicembre 2003 e al 31 dicembre 2002 ammontano rispettivamente a € 104,8 milioni e a € 111,4 milioni pari al 27,0% dei ricavi delle vendite e delle prestazioni di servizio per entrambi gli esercizi con una diminuzione rispetto allo stesso periodo dell’esercizio precedente pari a € 6,6 milioni. La motivazione del decremento è il risultato della politica relativa alla riduzione degli stock.

Debiti verso Fornitori

I debiti verso fornitori ammontano a € 89,5 milioni al 31 dicembre 2003 e ad € 95,1 milioni al 31 dicembre 2002 con un decremento di € 5,6 milioni. Tale decremento è da attribuire prevalentemente alla riduzione della produzione e quindi del minor ricorso a fornitori di materiale diretto.

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Rendiconti Finanziari consolidati

	Esercizio chiuso al	Periodo chiuso al	Periodo chiuso al	Esercizio chiuso al
	31/12/03	30/09/03	30/06/03	31/12/02
	€ 000	€ 000	€ 000	€ 000
Flussi di cassa generati dalla gestione operativa

Risultato del periodo	3	(7,004)	(1,559)	6,525
Riserva da conversione	(1,002)	(173)	60	(1,380)
Variazione patrimonio netto pertinenza dei terzi	-	-	-	-
Rettifiche operate al fine di riconciliare l’utile netto con le variazioni di cassa generate dalla (utilizzate nella) gestione operativa:

- Ammortamenti e svalutazioni	38,889	28,119	18,429	33,984
- Imposte differite	84	-	-	(996)
- Variazione netta del trattamento di fine rapporto	1,151	1,044	672	1,407

Effetto delle variazioni intervenute nelle attività e
passività di natura operativa
- Crediti commerciali	1,621	17,336	(3,858)	15,985
- Rimanenze finali	6,653	2,573	7,687	(13,791)
- Altre attività correnti	(12,453)	(1,432)	(3,951)	(6,312)
- Debiti commerciali	(5,611)	(15,640)	(3,952)	8,363
- Altre passività correnti	(4,836)	2,644	5,718	(1,189)
- Debiti tributari	5,891	(556)	2,769	1,622
- Altre attività e passività a m/l termine	(1,420)	-	(976)	693

Variazioni di cassa generate dalla gestione operativa (A)	28,970	26,911	21,039	44,911

Flussi (impieghi) di cassa generati da attività d investimento
Variazioni nette di immobilizzazioni materiali	(15,683)	(13,369)	(10,549)	(23,819)
Variazioni nette di immobilizzazioni immateriali	(18,174)	(13,413)	(10,484)	(20,509)
Decremento (incremento) partecipazioni		-	-	-
Altre attività immobilizzate	66	32	67	(17)

Variazioni generate da attività di investimento (B)	(33,791)	(26,750)	(20,966)	(44,345)

Flussi di cassa generati dalla gestione operativa al netto degli impieghi generati da attività di investimento (A-B)

	(4,821)	161	73	566

Flussi (impieghi) generati da attività finanziarie
Variazione nei debiti finanziari a breve e medio lungo termine	30,169	12,899	32,636	(310)
Sottoscrizione (Riacquisto) Prestito Obbligazionario	(15,336)	(10,336)	(10,336)	-
Aumento di Capitale sociale e riserve	-	-	-	-
Altre attività finanziarie immobilizzate	(10,000)	(9,818)	(11,266)	-

Variazioni di cassa generate da attività finanziarie	4,833	(7,255)	11,034	(310)

Incremento (decremento) nella cassa, nei depositi bancari e titoli	12	(7,094)	11,107	255

Liquidità all’inizio dell’esercizio	23,960	23,960	23,960	23,705

Liquidità alla fine dell’esercizio	23,972	16,866	35,067	23,960

Il rendiconto finanziario al 31 dicembre 2002 conteneva l’utile al netto delle imposte e la conseguente movimentazione relativa alle corrispondenti poste di stato patrimoniale. Il rendiconto finanziario al 31 dicembre 2003 contiene il risultato al lordo delle imposte in quanto queste ultime non sono state determinate e, conseguentemente, non vi sono movimentazioni delle corrispondenti voci patrimoniali relative alle imposte.

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L’andamento della gestione operativa, pari a € 29,0 milioni al 31 dicembre 2003 contro € 44,9 milioni al 31 dicembre 2002 rileva una minore generazione di cassa nell’esercizio 2003 rispetto all’esercizio 2002 per € 15,9 milioni. La variazione di cassa generata dalla gestione operativa nell’esercizio 2003 è stata influenzata dal risultato economico del periodo, inferiore rispetto all’esercizio 2002 per € 6,5 milioni, come meglio dettagliato al relativo capitolo della presente relazione sulla gestione, oltre ad un utilizzo di cassa legato alla movimentazione dei flussi fra l’esercizio chiuso al 31.12.03 e 31.12.02 del capitale circolante (definito come differenza fra crediti commerciali, rimanenze e debiti verso fornitori) per € 7,9 milioni, a maggiori ammortamenti per € 4,9 milioni e alla movimentazione di altre passività e attività correnti nette che hanno utilizzato cassa per € 6,4 milioni. Tale utilizzo di cassa è prevalentemente legato a ratei attivi correlati a contratti derivati di copertura oltre che al mancato rigiro degli acconti Irpeg/Irap nei relativi debiti tributari stante l’assenza del calcolo delle imposte.

Attività di investimento

Gli investimenti in immobilizzazioni materiali ammontano a € 15,7 milioni nell’esercizio l 2003 rispetto a € 23,8 milioni dell’esercizio precedente con un decremento pari a € 8,1 milioni. Il decremento rispetto all’esercizio precedente è correlato principalmente ai maggiori investimenti effettuati nel 2002 per la produzione dei nuovi prodotti quali il “Multistrada” ed il “999”.

Gli investimenti in immobilizzazioni immateriali ammontano a € 18,2 milioni per l’esercizio chiuso al 31 dicembre 2003 contro € 20,5 dell’esercizio precedente con un decremento pari a € 2,3 milioni. La riduzione è dovuta agli investimenti in ricerca e sviluppo che avevano raggiunto il picco nel 2002 per effetto del rinnovo completo della gamma.

Alla luce delle disposizioni introdotte dalla Legge n. 350 del 24.12.2003 (Finanziaria 2004) ed in particolare dall’art. 2 comma 25, si è valutata l’opportunità per la società di procedere all’effettuazione della rivalutazione dei beni di impresa introdotta dalla Legge 342/2000 richiamata dall’articolo citato.

Nella situazione patrimoniale per il trimestre chiuso al 31 dicembre 2003 la capogruppo Ducati Motor Holding S.p.A. si è avvalsa di tale disposto normativo per la rivalutazione del Marchio.

Tale rivalutazione rilevata nel bilancio civilistico di Ducati Motor Holding S.p.A. attraverso l’adeguamento del solo fondo ammortamento, è stata effettuata al fine di riallineare nella sostanza il maggior valore del marchio nel principio di utilità futura e di misurazione dei benefici attesi dal suo utilizzo. Il saldo attivo al netto della relativa imposta sostitutiva pari al 19% risultante dalla rivalutazione, pari a € 22.027 mila è stato imputato in una speciale riserva designata con riferimento alla legge in esame, con eslcusione di ogni diversa utilizzazione. Il valore di rivalutazione è rilevabile dal parere di congruità stilato dal Dott. Commercialista Paolo Penzo in data 30 dicembre 2003 pari a € 27.194 mila.

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Attività finanziarie

Le attività finanziarie hanno generato cassa per € 4,8 milioni al 31 dicembre 2003 contro € 0,3 milioni dell’esercizio precedente.

La variazione intervenuta nelle attività finanziarie è riconducibile alle seguenti operazioni effettuate nell’esercizio 2003 oltre a quelle segnalate nel commento alla posizione finanziaria netta consolidata della presente relazione.

Cartolarizzazione

Nel mese di dicembre 2002 la Ducati Motor Holding S.p.A. ha sottoscritto, ai sensi della legge 130/99, un contratto di cessione di crediti commerciali nell’ambito di una operazione di cartolarizzazione ( Asset Backed Securities), di tipo rotativo e di durata quinquennale. Il progetto di cartolarizzazione di crediti commerciali rientra nel progetto di modifica della gestione del credito ai clienti, che implica il passaggio dalla fattorizzazione alla cartolarizzazione del rischio credito e dell’attività di finanziamento della rete commerciale, attività svolte in passato da un factor. In tal modo il Gruppo Ducati ha beneficiato di un notevole risparmio in termini di commissioni, di oneri di cessione pro-soluto e percepisce interessi attivi sull’attività di finanziamento alla rete commerciale. Nel seguito sono indicate le informazioni richieste dalla comunicazione Consob n. DAC/RM/97003369 del 9-4-1997 concernente la contabilizzazione delle operazioni di smobilizzo crediti.

In data 30 dicembre 2002 è stata perfezionata dalla Società la prima tranche dell’operazione di cartolarizzazione. Il 26 febbraio, il 31 marzo, il 22 aprile, il 21 maggio, il 30 giugno, il 28 luglio, il 28 agosto, il 28 settembre, 24 ottobre, 27 novembre, 23 dicembre 2003 sono state effettuate ulteriori cessioni; le altre cessioni, essendo l’operazione di tipo rotativo, saranno perfezionate negli esercizi successivi. La cessione dei crediti, di tipo pro-soluto, è stata effettuata verso una società veicolo, appositamente costituita ai sensi della legge 130/99, denominata Ducati Desmo Finance 1 (D.D.F.1) S.r.l. e posseduta da due fondazioni di diritto olandese, Stichting Syros e Stichting Kea con cui il Gruppo Ducati non ha alcun tipo di rapporto partecipativo e/o patti o accordi che implichino la classificazione di tali società fra le parti correlate. L’ acquisto del 30 giugno 2003 è stato finanziato da D.D.F.1 S.r.l. tramite l’emissione di obbligazioni per nominali € 43 milioni, di cui € 33 milioni di classe A ed € 10 milioni di classe B.

Le obbligazioni di classe A sono state sottoscritte al 100% da Banca Intesa che ne ha successivamente alienato il 99,5% ad una società finanziaria con sede in Delaware (U.S.A.), Romulus Funding Inc., interamente posseduta da Global Securitization Services LLC, con le quali il Gruppo Ducati non ha alcun tipo di rapporto partecipativo e/o patti o accordi che implichino la classificazione di tali entità fra le parti correlate; Romulus Funding Inc. ha finanziato l’ operazione tramite l’emissione di Asset Backed Commercial Papers.

Le obbligazioni di classe B sono state interamente sottoscritte per € 10 milioni da Ducati North America Inc., controllata del Gruppo Ducati che opera nei mercati canadese e statunitense. Le obbligazioni sottoscritte da Ducati North America Inc. il 30 giugno 2003 emesse con scadenza 28 luglio 2009 sono fruttifere di interessi attivi trimestrali posticipati al 28 gennaio, aprile, luglio e ottobre di ogni anno calcolati al tasso Euribor tre mesi e sono classificate nelle immobilizzazioni finanziarie in quanto per i due anni successivi alla data di emissione non potranno essere alienate. Il rimborso di queste obbligazioni è postergato rispetto alle obbligazioni di classe A (emesse da D.D.F.1 e sottoscritte per la maggior parte da Romulus Funding Inc.).

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Le sopra menzionate obbligazioni hanno sostituito il prestito ponte (cosiddetto “Bridge Loan”) concesso da Banca Intesa per finanziare l’operazione fino al 31 dicembre 2003.

L’ammontare nominale netto complessivo dei crediti ceduti, il corrispettivo incassato ed il corrispettivo differito sono i seguenti:

Crediti ceduti verso il veicolo	Milioni di € 01/01/03 – 31/12/03		Milioni di € 01/01/02 – 31/12/02

- ceduti dal 01/01/03 al 31/12/03	116,0	*	26,7
- incassati	110,01		20,0
- interessi e spese	0,8		-
- corrispettivo differito (D.P.P.)	5,1		6,5

* di cui AUD 3,8 milioni e CHF 3,1 milioni

Crediti verso clienti per conto veicolo	Milioni di € 01/01/03 – 31/12/03	Milioni di € 01/01/02 – 31/12/02

- ceduti dal 01/01/03 al 31/12/03	116,0	26,7
- scaduti e non incassati	3,5	-
Debiti vs. Veicolo per crediti incassati e non ancora riversati	0,5	-

Essendo l’operazione di cartolarizzazione di tipo pro-soluto (quindi senza rischio di regresso) il valore nominale dei crediti ceduti è stornato dalla voce “crediti verso clienti” al momento della cessione dei crediti, con contropartita le poste monetarie della posizione finanziaria per quanto riguarda l’ammontare incassato ed i crediti verso la società veicolo per quanto riguarda l’ammontare differito. Il credito verso la società veicolo al 30 dicembre 2003 è classificato fra i crediti commerciali per una migliore comparazione con i periodi precedenti ed in quanto la natura dei crediti ceduti è commerciale. I costi iniziali connessi all’operazione di cartolarizzazione rotativa, pari ad € 1.052 mila, sono stati capitalizzati fra gli oneri pluriennali al 31/12/2003 e sono ammortizzati in un periodo di cinque anni, durata prevedibile dell’operazione stessa in quanto la qualità del portafoglio ceduto è ritenuta di livello alto e quindi il rischio che l’operazione di cartolarizzazione rotativa venga conclusa anticipatamente è ritenuto remoto.

I crediti ceduti, registrati in appositi sezionali clienti per conto del veicolo vengono saldati all’atto dell’incasso con contropartita il debito verso D.D.F.1. Una volta registrato l’incasso viene data disposizione di bonifico a favore del veicolo per il totale degli incassi registrati.

Le differenze cambio e le commissioni correlate all’operazione di cartolarizzazione sono imputate al conto economico.

L’operazione di cartolarizzazione implica, per la Ducati Motor Holding S.p.A., fondamentalmente il rischio del mancato incasso del corrispettivo differito che, in base agli accordi fra la società veicolo e tutti i suoi creditori, è postergato rispetto al rimborso delle obbligazioni e di tutti i costi di funzionamento della società veicolo stessa ed è quindi

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subordinato all’incasso dei crediti ceduti. Inoltre in capo a Ducati North America Inc.esiste inoltre il rischio di mancato rimborso delle obbligazioni di classe B qualora i crediti ceduti non siano incassati. Tale rischio è stato considerato nella determinazione del fondo svalutazione crediti.

In virtù di una “lettera di impegno” sottoscritta da Ducati Motor Holding S.p.A. emerge in capo a quest’ultima l’impegno nei confronti del veicolo al sostenimento dei costi di gestione della società Ducati Desmo Finance 1 S.r.l. e l’impegno a porre in essere tutte le azioni necessarie affinché si possa evitare il fallimento e/o lo scioglimento della stessa.

Riacquisto prestito obbligazionario

Nel corso dell’esercizio 2003 la capogruppo Ducati Motor Holding S.p.A. ha riacquistato sul mercato tre tranche del prestito obbligazionario al portatore emesso il 31 maggio 2000 e scadente il 31 maggio 2005 così composte:

	Valore nominale	Data pagamento	Data valuta

Prima tranche	5.000.000	26/03/2003	31/03/2003

Seconda tranche	5.336.000	03/04/2003	08/04/2003

Terza tranche	5.000.000	24/10/2003	28/10/2003

La prima tranche di nominali € 5.000.000 è stata acquistata ad un corso di 103,2532 con un disaggio su acquisto pari a € 157.500; la seconda tranche di nominali € 5.336.000 è stata acquistata ad un corso di 102,4512 con un disaggio su acquisto pari a € 128.064; la terza tranche di nominali € 5.000.000 è stata acquistata ad un corso di 102,9 con un disaggio su acquisto pari a € 145.000. Al 31 dicembre 2003 le tre tranche risultano annullate.

Le relative voci di costo sono state riclassificate fra gli oneri finanziari.

COMMENTI AI PROSPETTI CONTABILI

La Relazione è stata redatta in conformità al Regolamento di attuazione del D.L. 24 febbraio 1998, n. 58 in materia di emittenti. La relazione non è stata oggetto di revisione contabile.

I principi contabili ed i criteri di consolidamento adottati sono quelli esposti nel bilancio consolidato al 31 dicembre 2002 e non si discostano da quelli utilizzati per la redazione del bilancio consolidato al primo, al secondo e al terzo trimestre 2003 e 2002.

Non sono presenti nei dati contabili al 31 dicembre 2003, così come nei trimestri chiusi al 30 settembre 2003, 30 giugno 2003 e al 31 marzo 2003, stime diverse da quelle utilizzate per la redazione del bilancio annuale.

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Posizione finanziaria netta consolidata

	Esercizio chiuso al 31/12/03	Periodo chiuso al 30/09/03	Periodo chiuso al 30/06/03	Esercizio chiuso al 31/12/02

	€ 000	€ 000	€ 000	€ 000

Cassa, conti correnti bancari e titoli	23,582	16,453	34,725	23,960

Azioni proprie	391	413	342	-

Debiti verso banche	(65,587)	(51,427)	(56,023)	(39,293)

Quota corrente dei debiti verso altri finanziatori	(3,740)	(4,960)	(19,148)	(3,230)

Posizione finanziaria netta a breve termine	(45,354)	(39,521)	(40,104)	(18,563)

Credit Link - Investimenti a lungo termine	15,000	15,000	15,000	15,000

Asset Backed Securities
Investimenti a lungo termine	10,000	9,818	10,011	-

Finanziamenti a medio/lungo termine, al netto della quota corrente	(81,882)	(81,884)	(80,664)	(91,000)

Debiti verso altri finanziatori a lungo termine, al netto della quota corrente	(14,939)	(15,607)	(16,525)	(17,792)

Totale	(117,175)	(112,194)	(112,282)	(112,355)

La posizione finanziaria netta non include:

•	il rateo di interessi maturato sul prestito obbligazionario aperto al 31 dicembre 2003, pari a € 2.869 mila (€ 3.450 mila al 31 dicembre 2002. Tale importo risulta iscritto nei ratei passivi e sarà liquidato alla maturazione della cedola che ha scadenza 31 maggio 2004.

•	Il rateo di interessi attivi maturato sul “ Credit Link” aperto al 31 dicembre 2003, pari a € 510 mila (€ 510 mila al 31 dicembre 2002). Tale importo risulta iscritto nei ratei attivi e sarà liquidato alla maturazione della cedola che ha la medesima scadenza del prestito obbligazionario.

L’indebitamento finanziario netto al 31 dicembre 2003 ammonta a € 117, 2 milioni contro un indebitamento di € 112,4 milioni per l’esercizio chiuso al 31 dicembre 2002.

La variazione negativa rispetto al 31 dicembre 2003 pari a € 4,8 milioni è sostanzialmente dovuta a cassa generata dalla gestione operativa per € 29,0 milioni al 31 dicembre 2003 controbilanciata da attività di investimento in immobilizzazioni materiali ed immateriali nello stesso periodo per € 33,8 milioni.

Peraltro ai fini dei una corretta comprensione dei movimenti della posizione finanziaria netta consolidata è necessario considerare l’effetto dell’operazione di cartolarizzazione commentata al paragrafo “Attività finanziarie” e nella sezione relativa ai principi contabili

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GRUPPO DUCATI Relazione trimestrale sulla gestione

della nota integrativa. L’effetto sulla posizione finanziaria netta al 31 dicembre 2003 dell’operazione di cartolarizzazione è di € 32,7 milioni rispetto a € 20,0 milioni al 31/12/02 (crediti ceduti al veicolo al netto degli incassi). Segnaliamo che:

1.	Nei debiti verso banche è ricompresso:

-	l’esposizione di un finanziamento a medio termine per € 10.336 mila finalizzato al contenimento dei tassi di interesse passivi. Tale finanziamento sottoscritto il 30/5/2003 dovrà essere rimborsato dopo 18 mesi meno un giorno e prevede interessi passivi pari al tasso Euribor 3 mesi. Tale finanziamento è assistito da un contatto I.R.S. (Interest Rate Swap) che fissa il tasso pari al 2,95% per € 5.336 mila con scadenza 31/05/05 e a 2,8% per € 5.000 mila con scadenza 31/05/05;

2.	nella quota corrente dei debiti verso altri finanziatori è compreso:

-	l’esposizione pari a € 3.254 mila relativa a quota corrente di debiti verso società di leasing;

-	l’esposizioni pari a € 486 mila relativa a crediti incassati da clienti per conto del veicolo (D.D.F. 1 S.r.l.) nel contesto dell’operazione di cartolarizzazione e non ancora corrisposti al veicolo stesso;

3.	Nell’ammontare relativo ai finanziamenti a lungo - medio termine per € 81.882 mila sono ricompresi:

-	l’esposizione netta pari a € 75.664 mila del prestito obbligazionario emesso il 31 maggio 2000 al netto dei riacquisti;

-	l’esposizione di un finanziamento a medio termine per € 5.000 mila finalizzato al contenimento dei tassi di interesse passivi. Tale finanziamento sottoscritto il 27/10/03 dovrà essere rimborsato dopo 18 mesi meno un giorno e prevede interessi passivi pari al tasso Euribor 3 mesi. Tale finanziamento è assistito da un contratto IRS (Interest Rate Swap) che fissa il tasso pari al 2,72% con scadenza 26/05/05.

-	L’esposizione di due finanziamenti a lungo termine per complessivi € 1.218 mila accesi nel mese di luglio 2003 di cui il primo pari a € 471 mila ed il secondo pari a € 747 mila. In entrambi i casi si tratta di finanziamenti a tasso agevolato che scaturiscono da contratti fra la controllante Ducati Motor Holding S.p.A. ed il Ministero delle Attività Produttive relativamente a progetti legati al Fondo per l’Innovazione Tecnologica (F.I.T.).

Si precisa che nessuno dei finanziamenti citati nel presente paragrafo è assistito da garanzie.

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I movimenti del patrimonio netto del Gruppo nell’esercizio 2003 sono i seguenti: (importi espressi in € 000 )

	Saldo al 31/12/2002	Allocazione risultato del periodo precedente	Altri moviment	Movimenti della riserva di conversione	Aumenti di capitale	Risultato periodo 31/12/2003	Saldo al 31/12/2003

Capitale Sociale	82,420	-	-	-	-	-	82,420

Riserva da sovrapprezzo	19,879	-	(391)	-	-	-	19,488

Riserva da rivalutazione l. 342	24,238	20,815					45,053

Riserva legale	287	-	-	-	-	-	287

Riserva per azioni proprie
in portafoglio	-	-	391	-	-	-	391

Riserva statutaria	146	-	-	-	-	-	146

Riserva di conversione	1,915	-	-	(1,002)	-	-	913

Riserva straordinaria	-2,820		-	-	-	-	2,820

Utile (perdita) portati a nuovo	21,511	(14,290)	-	-	-	-	7,221

Risultato del periodo	6,525	(6,525)	-	-	-	3	3

Totale Patrimonio Netto	159,741	-		(1,002)	-	3	158,742

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Informazioni settoriali del Gruppo

(Euro / 000)
	MOTO		RICAMBI		ACCESSORI E ABBIGLIAMENTO		MOTORI A COSTR & ALTRI		TOTALE

	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02

Ricavi	315,959	341,529	40,994	42,510	28,304	27,435	2,984	1,497	388,241	412,971
Incidenza % su tot ricavi	81.4%	82.7%	10.6%	10.3%	7.3%	6.6%	0.7%	0.4%	100.0%	100.0%
Costo del venduto	(225,354)	(224,194)	(10,474)	(10,281)	(16,178)	(14,193)	(1,400)	(596)	(253,406)	(249,264)

Margine di contribuzione	90,605	117,335	30,520	32,229	12,126	13,242	1,584	901	134,835	163,707

% sui ricavi	28.7%	34.4%	74.4%	75.8%	42.8%	48.3%	53.1%	60.2%	34.7%	39.6%

Incidenza % su tot margine di contrib.	67.2%	71.7%	22.6%	19.7%	9.0%	8.0%	1.2%	0.6%	100.0%	100.0%

Altri ricavi operativi	17,888	8,511	2,242	932	2,885	1,319	163	33	23,178	10,795
Costi di vendita	(63,920)	(67,655)	(19,948)	(19,023)	(9,009)	(8,781)	-	-	(92,877)	(95,459)
Costi generali e amministrativi	(12,959)	(15,028)	(1,681)	(1,870)	(1,160)	(1,207)	(24)	-	(15,824)	(18,105)
GP - spese R&S	(3,586)	(6,629)	(466)	(825)	(322)	(533)	(35)	(29)	(4,409)	(8,016)
Altri oneri e proventi	85	(375)	11	(47)	8	(30)	-	-	104	(452)
Ammortamenti	(33,622)	(29,490)	(4,363)	(3,671)	(880)	(823)	(24)	-	(38,889)	(33,984)

Risultato operativo	(5,509)	6,669	6,315	7,725	3,648	3,187	1,664	905	6,118	18,486

% sui ricavi	-17.0%	2.0%	15.4%	18.2%	12.9%	11.6%	55.8%	60.5%	1.6%	4.5%

Incidenza % su tot risultato operativo	-90.0%	36.1%	103.2%	41.8%	59.6%	17.2%	27.2%	4.9%	100.0%	100.0%

Oneri e proventi straordinari									641	134
Oneri e proventi finanziari									(6,756)	(10,109)

Risultato prima delle imposte e degli utili di terzi									3	8,511

Imposte e tasse									n.d.	0
Utile netto dell'esercizio									n.d.	8,511

EBITDA	28,146	36,053	10,682	11,383	4,531	4,001	1,688	905	45,047	52,342

% sui ricavi	8.9%	10.6%	26.1%	26.8%	16.0%	14.6%	56.6%	60.5%	11.6%	12.7%
Incidenza % su totale EBITDA	62.5%	68.9%	23.7%	21.7%	10.1%	7.6%	3.7%	1.7%	100.0%	100.0%

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Informazioni settoriali del Gruppo trimestrali

(Euro / 000)

	MOTO		RICAMBI		ACCESSORI E ABBIGLIAMENTO		MOTORI A COSTR & ALTRI		TOTALE

	IV Trim. 03	IV Trim. 02	IV Trim. 03	IV Trim. 02	IV Trim. 03	IV Trim. 02	IV Trim. 03	IV Trim. 02	IV Trim. 03	IV Trim. 02

Ricavi	86,210	99,462	9,170	8,392	6,397	5,764	1,864	458	103,641	114,076
Incidenza % su tot ricavi	83.2%	87.2%	8.8%	7.4%	6.2%	5.1%	1.8%	0.4%	100.0%	100.1%

Costo del venduto	(62,174)	-66357	(2,233)	(2,653)	(3,715)	(3,215)	(855)	(229)	(68,977)	(72,454)

Margine di contribuzione	24,036	33,105	6,937	5,739	2,682	2,549	1,009	229	34,664	41,622

% sui ricavi	27.9%	33.3%	75.6%	68.4%	41.9%	44.2%	54.1%	50.0%	33.4%	36.5%

Incidenza % su tot margine di contrib.	69.3%	95.5%	20.0%	16.6%	7.7%	7.4%	2.9%	0.7%	100.0%	100.0%

Altri ricavi operativi	5,059	2,353	528	181	1,164	290	103	10	6,854	2,834
Costi di vendita	(16,701)	(18,686)	(5,826)	(4,190)	(2,432)	(1,571)	-	-	(24,959)	(24,447)
Costi generali e amministrativi	(1,905)	(3,805)	(150)	(288)	(106)	(202)	(24)	-	(2,185)	(4,295)
GP - spese R&S	(476)	(2,403)	(35)	(229)	(25)	(155)	(19)	(11)	(555)	(2,798)
Altri oneri e proventi	90	573	12	87	8	54	-	-	110	714
Ammortamenti	(9,535)	(8,720)	(1,026)	(744)	(185)	13	(24)	-	(10,770)	(9,451)

Risultato operativo	568	2,417	440	556	1,106	978	1,045	228	3,159	4,179

% sui ricavi	0.7%	2.4%	4.8%	6.6%	17.3%	17.0%	56.1%	49.8%	3.0%	3.7%

Incidenza % su tot risultato operativo	18.0%	76.5%	13.9%	17.6%	35.0%	31.0%	33.1%	7.2%	100.0%	132.3%

Oneri e proventi straordinari									4,819	154
Oneri e proventi finanziari									(971)	509

Risultato prima delle imposte e degli utili di terzi									7,007	4,842

Imposte e tasse									n.d	(334)
Utile netto dell'esercizio									n.d.	4,508

EBITDA	10,335	11,042	1,491	1,292	1,308	960	1,069	228	14,203	13,522

% sui ricavi	12.0%	11.1%	16.3%	15.4%	20.4%	16.7%	57.3%	49.8%	13.7%	11.9%
Incidenza % su totale EBITDA	72.8%	77.7%	10.5%	9.1%	9.2%	6.8%	7.5%	1.6%	100.0%	95.2%

24

GRUPPO DUCATI Relazione trimestrale sulla gestione

Andamento economico

Le vendite di motociclette nell’anno 2003 sono state pari a 38.417 unità con un decremento del 2,8% rispetto all’anno 2002. In particolare, dopo un primo trimestre in forte calo (-23,2%), ed i due successivi in netto recupero (+4,3% e +18,8% rispettivamente il secondo ed il terzo trimestre) il 2003 si è chiuso con un quarto trimestre leggermente in calo verso l’anno precedente (-2,1%), coerentemente con la nostra politica di riduzione degli stock.

La riduzione diffusa su tutte le famiglie di moto è stata quasi completamente compensata dalle vendite della nuova famiglia Multistrada lanciata per la prima volta nel marzo 2003.

In soli nove mesi infatti la nuova Multistrada 1000 DS è balzata in testa alle vendite di motociclette Ducati con oltre 6.000 unità consegnate in tutto il mondo.

Le vendite della famiglia Superbike sono diminuite del 26,4%. Pur con un buon successo sul mercato, la nuova gamma 749/999, non ha ancora uguagliato le vendite della precedente 748/998. Da segnalare che queste ultime in particolare avevano beneficiato nel primo semestre del 2002 di attività promozionali in vista del lancio dei nuovi modelli.

La famiglia Supersport ha registrato un calo del 26,1% dovuto in buona parte alla consistente contrazione delle vendite nella parte bassa della gamma, rappresentata dalla 800SS. La restante parte del calo è dovuta alla vendita nel 2002 di circa 350 della MH900e, prodotta in serire limitata tra il 2001 ed il 2002.

Nella famiglia Sport Touring si registra un forte calo (-34,6%) diffuso su tutti i modelli, dovuto in buona parte dall’attesa, da parte del mercato della nuova ST3 con motore a 3 valvole nonché del restyling dell’intera famiglia.

Le vendite della famiglia Monster sono risultate in calo rispetto al 2002 (-8,2%). La riduzione è dovuta principalmente alla contrazione delle vendite del modello 620 cc, con l’esaurirsi dell’effetto “sostituzione” della 600, mentre la nuova S4R con motore 996 cc ha superato il successo della S4, pur essendo stata immessa sul mercato solo ad aprile di quest’anno.

Nel corso del 2003 è continuata l’apertura da parte di dealers indipendenti di nuovi Ducati Store, sia in Italia che all’estero. Al 31 dicembre 2003 risultano operativi 140 Ducati Store, punti vendita che comunicano al consumatore la storia Ducati e presentano il mondo “Ducati”, sia moto che accessori ed abbigliamento, in maniera coerente con la nostra immagine.

Valore della produzione

Il valore della produzione al 31 dicembre 2003 ammonta a € 434,3 milioni, rispetto a € 459,9 milioni dello stesso periodo dell’esercizio precedente con un decremento di € 24,3 milioni (-5,6%). Il decremento del valore della produzione è attribuibile alla riduzione dei ricavi per vendite di motociclette nonché all’effetto negativo dei cambi.

La produzione relativa al 2003 è pari a 36.661 moto con un decremento dell’11,5% rispetto allo stesso periodo dell’esercizio 2002 dovuto alla politica di riduzione degli stock. Nel 2003 in particolare sono state prodotte circa 1.756 moto in meno rispetto alle vendite mentre negli anni passati la produzione superva abbondantemente la domanda.

Le vendite di motociclette ammontano a € 316,0 milioni e sono diminuite del 7,5% rispetto all’anno precedente sia per l’effetto negativo dei cambi che per il lieve calo dei volumi. A tassi di cambio costanti la riduzione sarebbe stata pari al 3,5%.

25

GRUPPO DUCATI Relazione trimestrale sulla gestione

Al 31dicembre 2003 il fatturato delle altre categorie di prodotti Ducati (ricambi, accessori e abbigliamento) è risultato in linea rispetto allo stesso periodo dell’anno precedente. A tassi di cambio costanti si sarebbe registrato un aumento del 3,5%.

L’analisi delle quantità vendute di motociclette nei principali mercati geografici mostra incrementi nel Regno Unito (10,9%), nei paesi non coperti da filiale (+7,3%) ed Italia (+1,7%), mentre risulta in leggero calo in Benelux (-1,5%). In calo anche Stati Uniti (-8,4%), Francia (-7,6%) e Giappone (-4,9%), dove nel 2002 erano state vendute circa 300 unità della MH900e. In forte calo infine le vendite in Germania (-25,3%) per effetto delle politiche di riduzione degli stock della rete.

Per una corretta analisi dell’andamento delle vendite di motociclette Ducati è importante analizzare anche i dati delle immatricolazioni. Premesso che i dati ufficiali sono disponibili solo con un certo ritardo, possiamo comunque riportare che in base a dati preliminari, in parte ufficiali ed in parte stimati dal management, le immatricolazioni del 2003 si sono attestate attorno alle 38.130 unità, con un decremento del 3,5% rispetto all’anno precedente. Si riscontrano incrementi in Spagna e Portogallo (+35%), Svizzera (+28%), Benelux (+6%), in Italia (+1%) ed in Germania (+1%). Risultano invece in calo in Giappone (-7%) in Francia (-8%), in Gran Bretagna (-16%), e negli Stati Uniti (-17%).

In particolare, dopo un primo trimestre in forte calo (-18%), si è registrata una significativa inversione di tendenza nel secondo trimestre (-4%) mentre il terzo e quarto trimestre sono stati caratterizzati da un netto recupero (+10% e +2% rispettivamente).

Riteniamo infine utile segnalare che escludendo gli Stati Uniti, oggetto di una significativa ristrutturazione, il calo delle immatricolazioni si attesta all’1% in linea con l’andamento del mercato, praticamente stabile rispetto all’anno precedente.

Consumi di materie prime

I consumi di materie prime e relativi costi accessori ammontano a € 191,4 milioni al 31 dicembre 2003 rispetto ai € 200,5 milioni dell’esercizio 2002, con un decremento di € 9,1 milioni (-4,6%). Il decremento è dovuto alla riduzione della produzione rispetto all’anno precedente, coerente con le nostre politiche di riduzione degli stock.

Altri costi operativi

Gli altri costi operativi ammontano, nel 2003, a € 140,5 milioni in linea con € 141,2 milioni dello stesso periodo dell’anno precedente. In particolare la riduzione dei costi commerciali e di vendita è stata bilanciata dall’aumento dei costi per la partecipazione al campionato Moto GP. Come conseguenza, gli altri costi operativi in percentuale sul valore della produzione passano dal 30,7% al 31 dicembre 2002 al 32,4% al 31 dicembre 2003, per effetto della riduzione del valore della produzione generato dalla riduzione dei ricavi.

Valore aggiunto

Il valore aggiunto ammonta a € 102,4 milioni al 31 dicembre 2003 rispetto a € 118,2 milioni con un decremento di € 15,8 milioni (-13,4%) rispetto allo stesso periodo dell’esercizio precedente, dovuto alla riduzione dei ricavi di vendita ed all’effetto negativo del cambio. Come percentuale del valore della produzione il valore aggiunto passa dal 25,5% del 2002 al 23,5% dell’esercizio 2003.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Accantonamenti al fondo Svalutazione Crediti e Svalutazioni

L’accantonamento al Fondo Svalutazione crediti per il l’esercizio chiuso al 31 dicembre 2003, pari a € 1,2 milioni è stato effettuato a fronte di rischi futuri su posizioni specifiche, prevalentemente concentrate sulla controllata italiana Ducati Corse S.r.l. ed alcune estere quali quella americana, tedesca e francese.

Accantonamenti ai fondi Rischi ed Oneri

Gli accantonamenti ammontano a € 4,7 milioni al 31 dicembre 2003, con un decremento di € 7,1 milioni rispetto all’esercizio precedente. Tale decremento è correlato ad un miglioramento della qualità del prodotto e conseguente riduzione del costo delle garanzie nonché della contrazione delle vendite e quindi della stima del parco circolante.

Costo del Personale

Il Costo del Personale ammonta al 31 dicembre 2003 a € 51,3 milioni rispetto a € 52,6 milioni al 31 dicembre 2002, con un decremento di € 1,3 milioni (-2,5%). Tale diminuzione è dovuta alla riduzione del personale diretto di produzione, conseguenza del calo delle moto prodotte nell’esercizio 2003. Come percentuale sul valore della produzione il costo del personale ammonta al 11,8% rispetto al 11,4% dello stesso periodo dell’esercizio precedente.

Margine operativo lordo

Il margine operativo lordo ammonta a € 45,0 milioni al 31 dicembre 2003 rispetto ai € 52,5 milioni dell’anno precedente con un decremento di € 7,5 milioni (-14,2%). In percentuale del Valore della produzione il margine operativo lordo si attesta al 10,4%, in diminuzione rispetto al 11,4% dell’anno precedente principalmente per effetto dei cambi sfavorevoli, legati al forte apprezzamento dell’Euro su tutte le valute di interesse per Ducati.

Ammortamenti e svalutazioni delle immobilizzazioni materiali ed immateriali

Gli ammortamenti dell’anno 2003, ammontano a € 38,9 milioni rispetto a € 34,0 milioni dell’esercizio precedente. L’incremento di € 4,9 milioni è dovuto agli investimenti di ricerca e sviluppo e industrializzazione prodotto effettuati nel 2002 e 2003, in particolare per la famiglia 749/999, per il Multistrada e per lo sviluppo del nuovo motore a tre valvole.

Risultato operativo

Il risultato operativo del 2003 ammonta a € 6,1 milioni contro € 18,5 milioni dell’esercizio precedente con un decremento di € 12,4 milioni (-67,0%). In percentuale sul valore della produzione, il risultato operativo passa dal 4,0% del 2002 allo 1,4% dell’esercizio 2003. Il decremento, come già evidenziato, è legato prevalentemente alla riduzione dei volumi di vendita delle motociclette e all’effetto dei cambi sui ricavi fatturati in valuta estera, solo in parte controbilanciato dalla riduzione dei costi di vendita e commerciali.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Proventi (Oneri) Finanziari Netti

Gli oneri finanziari netti ammontano a € 6,8 milioni per il 2003 rispetto a oneri per € 10,1 milioni dell’esercizio precedente, con una variazione positiva nella gestione finanziaria pari a € 3,4 milioni, riconducibile in particolare alla riduzione del costo del flooring (incentivi e sconto cassa concesso ai dealer) della filiale americana nonché a differenze cambio positive, frutto delle politiche di copertura dei tassi di cambio delle valute estere.

Proventi (Oneri ) Straordinari netti

Gli oneri straordinari netti al 31 dicembre 2003 sono pari a € 0,04 milioni contro € 0,2 milioni al 31 dicembre 2002.

Proventi straordinari da rivalutazione marchio

Tali proventi straordinari contengono prevalentemente l’accredito per € 5,2 milioni al conto economico delle minori imposte differite rispetto a quanto iscritto nel precedente bilancio consolidato conseguente alla rivalutazione del marchio avvenuta nel bilancio civilistico della capogruppo nell’esercizio 2003 in basa alla Legge 342 del 21/11/2000.

Sopravvenienze passive imposte

In tale voce sono stati iscritti per € 150 mila i costi sostenuti nel maggio 2003 dalla controllante Ducati Motor Holding S.p.A. e dalla controllata Ducati Corse S.r.l. a seguito dell’adesione al condono fiscale come dettagliato nella relativa voce di conto economico della Nota Integrativa al bilancio. La parte eccedente per € 437 mila è relativa a rettifiche di stima sulle imposte al 31 dicembre 2002.

Oneri straordinari per riorganizzazione aziendale

Tali costi pari a € 4,0 milioni sono relativi al piano di riorganizzazione aziendale che prevede la risoluzione consensuale del rapporto di lavoro subordinato per un certo numero di dipendenti a fronte di incentivazioni all’esodo, come deliberato dal Consiglio di Amministrazione della capogruppo il 5 marzo 2003 (prima parte) e l’8 aprile (seconda parte) e 12 febbraio 2004 (terza parte).

Utile / (Perdita ) dell’esercizio ante imposte

L’utile netto di pertinenza del Gruppo Ducati ante imposte è in pareggio al 31 dicembre 2003 rispetto ad un utile di € 8,5 milioni dell’anno 2002.

Le motivazioni principali di tale decremento sono correlate alla contrazione delle vendite e ai cambi sfavorevoli in valuta estera.

EBITDA ( Utile prima degli oneri e proventi finanziari, imposte ed ammortamenti e oneri di riorganizzazione aziendale )

In considerazione dell’importanza di questa misura economica, utilizzata dal management nei controlli periodici, riteniamo utile sottolineare il risultato di € 45,0 milioni raggiunto al

28

GRUPPO DUCATI Relazione trimestrale sulla gestione

31 dicembre 2003 rispetto a € 52,3 milioni dell’anno 2002, con un decremento di € 7,3 milioni (-13,8%).

Come percentuale sui ricavi delle vendite e prestazioni, l’EBITDA è passato dal 12,7% al 11,6%.

Ciò è spiegato principalmente:

-	dall’effetto mix negativo sulle moto (-3,1%);

-	dall’effetto negativo dei cambi, soprattutto dollaro e sterlina (-2,1%);

-	controbilanciati in buona parte dalla riduzione delle spese commerciali e di vendita (4,1%).

INFORMAZIONI SETTORIALI

La seguente tabella indica la contribuzione di ciascun settore dell’attività del Gruppo Ducati al totale ricavi, margine di contribuzione, risultato operativo, EBITDA:

	Moto	Ricambi	Accessori e abbigliamento	Altro	Totale

Ricavi	81.4%	10.6%	7.3%	0.7%	100.0%
Margine contribuzione	67.2%	22.6%	9.0%	1.2%	100.0%
Risultato operativo	-90.0%	103.2%	59.6%	27.2%	100.0%
EBITDA	62.5%	23.7%	10.1%	3.7%	100.0%

Settore moto

Dall’analisi del conto economico per settori emerge chiaramente che il settore moto preponderante per il Gruppo Ducati sia il settore che rappresenta l’81,4% del fatturato totale.

I ricavi delle moto sono diminuiti del 7,5% nell’esercizio 2003, rispetto al 2002. Alla riduzione dei volumi del 2,8% si è aggiunto in particolare un effetto cambio fortemente negativo per dollaro americano, yen giapponese e sterlina inglese. Dopo la forte contrazione registrata nel primo trimestre (-23,2%), la ripresa delle vendite ha visto il secondo ed il terzo trimestre in crescita rispettivamente del 4,3% e del 18,8% rispetto agli stessi periodi dell’anno precedente mentre l’ultimo trimestre si è concluso leggermente in calo rispetto allo stesso periodo dell’anno precedente anche in relazione alla nostra politica di riduzione degli stock.

Il margine di contribuzione delle moto è passato dal 34,4% al 28,7% con un decremento dovuto in particolare all’effetto negativo dei cambi e, in parte, all’effetto mix negativo. Anche la riduzione della profittabilità del settore moto a livello di EBITDA dal 10,6% all’8,9% è riconducibile alle stesse motivazioni.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Settore ricambi

Tale settore ha registrato un decremento delle vendite rispetto all’esercizio precedente pari al 3,6%, attribuibile in buona parte all’andamento negativo dei cambi. A cambi costanti si sarebbe registrato una lieve crescita pari allo 0,8%.

Anche tale settore la redditività risulta influenzata negativamente dall’effetto dei cambi: il margine di contribuzione passa dal 75,8% al 74,4% ed il risultato operativo dal 18,2% al 15,4%. L’EBITDA del settore ricambi infine, in percentuale sui ricavi, risulta diminuito dal 26,8% al 26,1%.

Settore accessori e abbigliamento

Nel corso del 2003 il fatturato di accessori e abbigliamento con marchio Ducati Performance è cresciuto dell’3,2% rispetto allo stesso periodo dell’anno precedente nonostante un forte effetto cambio negativo. A cambi costanti l’aumento è pari al 7,6%.

Sempre per l’effetto negativo dei cambi, il margine di contribuzione passa dal 48,3% al 42,8% mentre grazie all’attività di riduzione delle spese commerciali risultato operativo ed EBITDA risultano in leggero aumento rispetto allo stesso periodo dell’anno precedente, passando rispettivamente dall’11,6% al 12,9% e dal 14,6% al 16,0%.

Altro

In tale settore confluiscono i ricavi realizzati dalla vendita di servizi.

In considerazione della natura di questo settore, nonché del limitato giro d’affari generato, l’analisi dell’andamento economico comparato non è ritenuta rilevante.

Criteri utilizzati per le informazioni settoriali

I criteri utilizzati per la ripartizione di ricavi e costi in base al settore sono esposti di seguito.

In generale se non specificato diversamente, quando si parla di ripartizione in base al fatturato, si fa riferimento al fatturato del settore moto, ricambi, accessori e abbigliamento escluse le vendite di motori a costruttori e gli altri ricavi.

I ricavi sono stati ripartiti in maniera dettagliata in base al settore di appartenenza dei singoli prodotti venduti.

Il costo del venduto è allocato secondo i seguenti criteri:

-	materiali d’acquisto e lavorazione presso terzi sono stati allocati su base specifica determinata con riferimento alle distinte base dei prodotti,

-	costi diretti di produzione, costituiti dal costo dei reparti diretti comprensivi di manodopera al 100% al settore moto,

-	costi indiretti di produzione costituiti dal costo complessivo dei reparti indiretti di produzione quali il magazzino materie prime e prodotti finiti moto, la logistica ed i servizi generali di stabilimento allocati al 100% al settore moto,

-	costi di R&D spesata, costituiti dal 30% del costo dell’ufficio tecnico e dei reparti della stessa funzione, sono allocati al 100% al settore moto.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

I costi di R.& D, sono relativi principalmente a studi e ricerche per lo sviluppo di nuovi modelli o di miglioramento di modelli esistenti. La parte dei costi per R.& D. capitalizzati si riferiscono prevalentemente ai progetti legati allo sviluppo di motori e di nuovi modelli di moto. All’interno del programma di ricerca sono state in particolare ricercate soluzioni tese a ridurre il peso del veicolo, migliorare le caratteristiche aerodinamiche ed ottimizzare la performance del motore, come meglio descritto alla relativa voce della Nota Integrativa al Bilancio Consolidato.

Gli altri ricavi operativi sono allocati secondo i seguenti criteri:

-	sponsorizzazioni in base al fatturato poiché questa attività genera dei benefici nella vendita dei prodotti di tutti i settori,

-	royalties attive allocate al 100% al settore abbigliamento essendoci riconosciute su prodotti di questo settore,

-	altri ricavi vari al 100% al settore moto.

I costi di vendita sono allocati secondo i seguenti criteri:

-	premi e incentivi alla vendita allocati su base specifica in base ai piani incentivi definiti dalla funzione commerciale per i diversi settori,

-	accantonamento al fondo garanzia al 100% al settore moto,

-	trasporti su vendite e imballo in base ai costi effettivamente sostenuti per la spedizione dei prodotti per i diversi settori,

-	accantonamento al fondo svalutazione crediti allocato in proporzione al fatturato dei singoli settori,

-	spese commissioni factoring allocato al 100% al settore moto,

-	costi di reparto della funzione commerciale comprensivi di costi del personale sono stati allocati secondo i seguenti criteri:

1.	su base specifica quando possibile (reparto spedizioni moto, ufficio merchandising, reparto magazzino ricambi, etc.),

2.	in base al fatturato dei singoli settori per tutti gli altri reparti,

-	costi commerciali di pubblicità, promozione e progetti speciali gestiti a commessa, ed i costi corse, sono stati allocati in base al fatturato,

-	i recuperi di costi commerciali sono riferiti solamente al settore moto,

-	i costi delle filiali sono allocati in base al fatturato per settore delle rispettive società tranne i costi per premi e incentivi alla vendita che sono allocati su base specifica,

-	i costi di ricerca e sviluppo legati alle moto GP sono ripartiti in base al fatturato poiché questa attività genera dei benefici nella vendita di tutti i settori.

I costi generali ed amministrativi sono relativi al funzionamento delle singole società indipendentemente dal settore di business di appartenenza e pertanto non sono direttamente riferibili ad un settore specifico. Questi costi sono allocati in base al fatturato comprensivo anche del settore vendita di motori. Anche gli oneri e proventi non sono attribuibili a settori specifici e sono quindi allocati in base al fatturato ed i costi straordinari sono ripartiti in base al fatturato moto e ricambi.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Gli ammortamenti sono allocati secondo i seguenti criteri:

-	ammortamenti delle immobilizzazioni in base al fatturato dei settori moto, ricambi e motori a costruttori,

-	ammortamenti per R&D in base al fatturato dei settori moto e ricambi,

-	ammortamento del marchio, patto di non concorrenza e altri in base al fatturato dei vari settori.

Oneri e proventi finanziari e imposte e tasse non sono stati allocati.

Imprese controllanti

Il Capitale Sociale della capogruppo Ducati Motor Holding S.p.A. è interamente sottoscritto e versato ed ammonta a € 82,4 milioni diviso in n. 158.500.963 azioni ordinarie da € 0,52 cadauna. In considerazione dell’avvenuta quotazione della Società sul mercato azionario e della conseguente dinamicità dei dati afferenti agli azionisti, riportiamo di seguito i nominativi dei principali azionisti, noti sulla base delle comunicazioni e di altre informazioni pervenute alla Società in occasione dell’assemblea tenutasi il 6 maggio 2003 e relativi aggiornamenti pervenuti sino alla data di redazione del presente documento:

	Numero Azioni	%

Tpg Motorcycle Acquisition L.P.	52.657.750	33,22%
Harris Associates LP	11.999.776	7,57%
Seragnoli Giorgio	7.815.692	4,93%

Non si rilevano rapporti di natura commerciale e/o finanziaria con detti azionisti.

Imprese controllate

Relativamente ai rapporti con le imprese controllate si sottolineano i rapporti di controllo diretto su:

-	Ducati France S.A.S. (100% del pacchetto azionario).

-	Ducati Motor Deutschland G.m.b.h. (100% del pacchetto azionario)

-	Ducati Japan K.K. (100% del pacchetto azionario).

-	Ducati Benelux B.V. (100% del pacchetto azionario).

-	Ducati U.K. Limited (100% del pacchetto azionario).

-	Ducati Corse S.r.l. (99% delle quote sociali; il rimanente 1% di quote sociali è detenuto da Ducati.Com S.r.l.).

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GRUPPO DUCATI Relazione trimestrale sulla gestione

-	Ducati North America Inc. (100% del pacchetto azionario).

-	Ducati.Com S.r.l. (99% delle quote sociali; il rimanente 1% di quote sociali è detenuto da Ducati Corse S.r.l.).

Per quanto concerne le variazioni afferenti alle compagine societarie o ai fatti societari si rimanda alla sezione relativa all’Area di Consolidamento.

La Ducati Motor Holding S.p.A. intrattiene inoltre rapporti di natura commerciale con le altre società del Gruppo Ducati cui é affidata la commercializzazione dei prodotti in specifici paesi (Stati Uniti d’America, Germania, Francia, Giappone, Paesi Bassi ed Inghilterra). La Ducati Motor Holding S.p.A. vende le motociclette da essa prodotte a dette società, a prezzi che riflettono le realtà locali e le situazioni concorrenziali e di mercato dei paesi nei quali le società acquirenti operano.

Tra la capogruppo Ducati Motor Holding S.p.A. e le imprese controllate sono in essere rapporti di credito e debito così composti:

	Crediti	Debiti
	€ 000	€ 000

Ducati France S.A.S.	8.127	653
Ducati Motor Deutschland G.m.b.h.	22.830	655
Ducati Japan K.K	24.382	79
Ducati Benelux B.V.	5.114	181
Ducati U.K. Limited	11.813	180
Ducati Corse S.r.l.	1.844	10.555
Ducati North America Inc.	24.636	1.044
Ducati.Com S.r.l.	556	2.788

Totale	99.302	16.135

Da segnalare il versamento a fondo perduto in conto capitale per € 10,0 milioni effettuato dalla controllante Ducati Motor Holding S.p.A. a favore della controllata Ducati North America Inc. ltd. nel mese di giugno 2003. Tale versamento a fondo perduto è stato concesso dalla controllante per favorire il ricorso della controllata ad operazioni finanziarie remunerative.

Nello stesso mese di giugno infatti è stata sottoscritta da Ducati North America Inc. Ltd. un Asset Backed Floating Rate Notes (Obbligazioni di classe B) per un ammontare di circa € 10 milioni. Tali obbligazioni emesse con scadenza 28/07/2009 sono fruttifere di interessi attivi trimestrali posticipati al 28 gennaio, aprile, luglio e ottobre di ogni anno calcolati al tasso Euribor tre mesi.

Per quanto riguarda l’aspetto finanziario, le società controllate operano in maniera autonoma, benché alcune beneficino di particolari forme di finanziamento accentrate, ovvero di finanziamenti concessi dalla Ducati Motor Holding S.p.A. soprattutto in fasi particolari quali il periodo start-up o in particolari congiunture di mercato.

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GRUPPO DUCATI Relazione trimestrale sulla gestione

Le società controllate incaricate della distribuzione normalmente autofinanziano la propria attività con gli utili derivanti dalla propria gestione ricorrendo anche, se necessario, a cessioni pro-soluto di crediti commerciali.

Al 30 settembre 2003, l’unico debito finanziario significativo della capogruppo Ducati Motor Holding S.p.A. verso altre società del Gruppo, è quello nei confronti di Ducati Corse S.r.l. quale aumento di capitale sociale ancora da versare per € 7.373 mila.

In tale contesto dobbiamo sottolineare il particolare rapporto di interazione tra la controllante Ducati Motor Holding S.p.A. e la controllata Ducati Corse S.r.l.. La costituzione di Ducati Corse S.r.l. voluta per gestire in via disgiunta dalla società di produzione e commercializzazione Ducati Motor Holding S.p.A. tutti gli aspetti correlati al mondo delle corse e della relativa ricerca e sviluppo, ha generato l’esigenza di una particolare disciplina dei rapporti fra le due entità.

Tale disciplina si è materializzata attraverso la sottoscrizione dei seguenti contratti:

-	Affitto del ramo d’azienda relativo al reparto corse.

-	Contratto di sponsorizzazione per attività sportive.

-	Contratto di ricerca e sviluppo, commissionato da Ducati Motor Holding S.p.A. a Ducati Corse S.r.l. per attività di ricerca e sviluppo svolte per attività sportiva ma con risultati utilizzabili per la produzione di moto.

-	Contratto di ricerca e sviluppo, commissionato da Ducati Motor Holding S.p.A. a Ducati Corse S.r.l. finalizzata alla messa a punto di una moto da Gran Premio.

Da evidenziare inoltre il contratto per prestazione di servizi sottoscritto nell’esercizio 2002 fra la controllante Ducati Motor Holding S.p.A. e la controllata Ducati.Com S.r.l. . Tale contratto si sostanzia nelle attività pubblicitarie, commerciali e di raccolta dati effettuate da Ducati.Com S.r.l. per conto di Ducati Motor Holding S.p.A. sul sito www.ducati.com.

Imprese sottoposte al controllo di imprese controllanti

Non esistono queste fattispecie.

Numero e valore nominale sia delle azioni proprie sia delle azioni o quote di società controllanti possedute dalla Società, anche per tramite di società e per interposta persona

Non esistono queste fattispecie.

Numero e valore nominale sia delle azioni proprie sia delle azioni o quote di società controllanti acquistate o alienate nel corso dell’esercizio

Nei mesi di giugno e luglio 2003 sono stati effettuati acquisti di azioni proprie da parte della Società controllante Ducati Motor Holding S.p.A. per sostenere la liquidità del titolo Ducati sul mercato borsistico italiano nel pieno rispetto della normativa applicabile. Tali acquisti sono avvenuti in conformità all’autorizzazione assembleare del 7 maggio 2002 e sono stati tempestivamente comunicati alla Consob. Al 31 dicembre 2003 risulta

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GRUPPO DUCATI Relazione trimestrale sulla gestione

nel portafoglio della Società un numero di complessive n. 293.235 azioni proprie. L’esposizione in bilancio riflette la valorizzazione del prezzo delle azioni sul mercato azionario al 31 dicembre 2003 pari a € 1,334 cad.

Fatti di rilievo avvenuti dopo la chiusura dell’esercizio chiuso al 31 dicembre 2003

Non si segnalano fatti degni di nota.

Evoluzione prevedibile della gestione

Il quarto trimestre del 2003, con immatricolazioni ed EBITDA in crescita, ha concluso un anno molto impegnativo per Ducati. Dopo un primo trimestre molto difficile, la Ducati ha avuto i successivi nove mesi in netto recupero. Infatti, escludendo il primo trimestre, le vendite sono risultate in aumento del 5% rispetto all’anno precedente.

Nel 2003 i ricavi di Ducati sono stati in linea con l’anno precedente, se si esclude l’effetto negativo dei cambi, ed il risultato prima delle imposte è in sostanziale pareggio. Questo è stato possibile grazie al piano di risparmio dei costi i cui benefici hanno annullato in buona parte gli effetti negativi dati dal rafforzamento dell’Euro. In aggiunta si sono ridotte produzione e sell-in, in linea con la strategia di riduzione delle scorte a livello mondiale. Anche i costi di garanzia sono scesi, a testimonianza della migliore qualità del prodotto.

Negli ultimi 12 mesi Ducati ha continuato a sviluppare e a lanciare sul mercato prodotti innovativi, ed ha investito molto per la crescita del proprio marchio. La sensazionale entrata nel campionato MotoGP ha rafforzato notevolmente il marchio Ducati, e con più di un milione di visitatori unici al mese sul nostro sito, la comunità Ducati e le attività promozionali hanno conosciuto una popolarità mai vista in precedenza. La sfida è quella di trasformare questa accresciuta `quota di sogno’ in una maggiore quota di mercato, con un conseguente incremento delle vendite dei concessionari.

Per quanto riguarda il 2004, l’anno si presenta migliore del 2003, ed ha avuto un inizio veramente incoraggiante. Il pieno impatto del piano di ristrutturazione si avrà solo nel 2004, e dovrebbe annullare i continui effetti negativi dei tassi di cambio. L’attesa è pertanto per ricavi nuovamente in crescita, un ritorno al profitto ed un significativo miglioramento della posizione finanziaria netta. In ogni caso il 2004 sarà un anno di ulteriore consolidamento e di preparazione per il 2005, anno in cui ci si attende, anche grazie ad un miglioramento del clima economico generale, una significativa affermazione della gamma Ducati.

Per il Consiglio di Amministrazione L’Amm.re Delegato (Dott. Federico Minoli)

Relazione trimestrale 31 Dicembre 2003